SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

ITR

March / 2013

SUMMARY
QUARTERLY FINANCIAL INFORMATION			3
STATEMENTS OF FINANCIAL POSITION			3
Statements of Income		6
Statements of Comprehensive Income		7
Statements of Changes in Equity		8
Statements of Cash Flows		9
Statements of Cash Flows		10
Statements of Added Value		11
Statements of Added Value		12
NOTES TO THE QUARTELY FINANCIAL INFORMATION			13
1	General Information	13
2	Basis of Preparation	13
3	Main Accounting Policies	15
4	Cash and Cash Equivalents	21
5	Bonds and Securities	22
6	Collaterals and Escrow Accounts	23
7	Trade Accounts Receivable	24
8	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	25
9	Accounts receivable related to the concession	27
10	Accounts receivable related to the concession extension	28
11	Other Receivables	28
12	Inventories	29
13	Income Tax, Social Contribution and Other Taxes	29
14	Judicial Deposits	34
15	Receivable from related parties	34
16	Investments	36
17	Property, Plant and Equipment	45
18	Intangible Assets	49
19	Payroll, Social Charges and Accruals	50
20	Suppliers	51
21	Loans and Financing	53
22	Debentures	59
23	Post-Employment Benefits	60
24	Regulatory Charges	62
25	Research and Development and Energy Efficiency	62
26	Accounts Payable related to concession - Use of Public Property	63
27	Other Accounts Payable	64
28	Provision for Contingencies	64
29	Equity 74
30	Operating Revenue	77
31	Operating Costs and Expenses	79
32	Financial Income (Expenses)	83
33	Operating Segments	83
34	Operating Lease Agreements	87
35	Financial Instruments	89
36	Related Party Transactions	103
37	Insurance (unaudited)	106
38	Compensation Account for “Part A”	106
COMMENTS ON PERFORMANCE FOR THE PERIOD			109
GROUPS IN CHARGE OF GOVERNANCE			118
INDEPENDENT AUDITORS’ REVIEW REPORT			119

QUARTERLY FINANCIAL INFORMATION

Statements of Financial Position

as of March 31, 2013 and December 31, 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DESCRIPTION	Note	Parent Company		Consolidated
		03.31.2013	12.31.2012	03.31.2013	12.31.2012
					Restated
ASSETS		13,859,158	13,650,655	21,438,746	21,230,458
CURRENT ASSETS		1,925,589	1,218,801	4,846,388	4,681,692
Cash and cash equivalents	4	12,248	29,464	1,206,096	1,459,217
Financial Investments		178	176	534,468	672,309
Financial Investments Stated at Fair Value		178	176	522,082	672,309
Financial Inves tments Held for Trading	5	-	-	184,586	183,014
Financial Inves tments Held for Sale	5	178	176	304,025	452,487
Collaterals and Es crow Accounts	6	-	-	33,471	36,808
Financial Investments Stated at Amortized Cost		-	-	12,386	-
Bonds and Securities	5	-	-	12,386	-
Accounts Receivable		1,795,850	1,038,667	2,698,361	2,179,522
Trade Accounts Receivable		-	-	1,704,435	1,489,173
Trade Accounts Receivable	7	-	-	1,704,435	1,489,173
Other Accounts Receivable		1,795,850	1,038,667	993,926	690,349
Dividends receivable	15	920,664	1,038,664	18,084	18,064
CRC transferred to the State Government of Paraná	8	-	-	77,322	75,930
Accounts receivable related to the concession	9	-	-	4,159	5,319
Accounts receivable related to the concession extension	10	-	-	352,161	356,085
Receivable from Subsidiaries	15	875,093	-	-	-
Other receivables	11	93	3	542,200	234,951
Inventories	12	-	-	135,225	124,809
Taxes Recoverable		117,313	150,494	248,795	241,034
Current Taxes Recoverable		117,313	150,494	248,795	241,034
Income Tax and Social Contribution	13.1	117,302	150,483	177,489	191,544
Other current recoverable taxes	13.3	11	11	71,306	49,490
Prepaid expenses		-	-	23,443	4,801
Prepaid expenses		-	-	23,443	4,801
NONCURRENT ASSETS		11,933,569	12,431,854	16,592,358	16,548,766
Long Term Assets		674,349	1,540,940	6,287,984	6,297,317
Financial Investments Stated at Fair Value		-	-	192,486	159,581
Financial Inves tments Held for Sale	5	-	-	149,869	116,335
Collaterals and escrow accounts	6	-	-	42,617	43,246
Financial Investments Stated at Amortized Cost		-	-	-	12,180
Bonds and Securities	5	-		-	12,180
Accounts Receivable		-	-	18,610	26,171
Trade Accounts Receivable	7	-	-	18,610	26,171
Deferred Taxes		109,948	117,194	705,820	681,285
Deferred Income Tax and Social Contribution	13.2	109,948	117,194	705,820	681,285
Prepaid expenses		-	-	212	8,832
Prepaid expenses		-	-	212	8,832
Receivable from Related Parties		292,896	1,151,888	-	-
Receivable from Subsidiaries	15	292,896	1,151,888	-	-
Other Noncurrent Assets		271,505	271,858	5,370,856	5,409,268
Account Receivable related to conces sion	9	-	-	2,707,659	2,645,826
Accounts receivable related to the concession extension	10	-	-	629,765	717,805
CRC transferred to the State Government of Paraná	8	-	-	1,299,073	1,308,354
Judicial Depos its	14	271,505	271,858	582,803	574,371
Income Tax and Social Contribution	13.1	-	-	14,155	19,995
Other noncurrent recoverable taxes	13.3	-	-	117,344	120,189
Other Receivables	11	-	-	20,057	22,728
Investments	16	11,259,220	10,890,914	675,653	590,544
Investments Interests		11,259,220	10,890,914	675,653	590,544
Investments in As sociated Companies		86,901	88,085	86,901	88,085
Investments in Subs idiaries		10,702,909	10,347,346	-	-
Investments in Joint Venture		387,443	390,725	501,306	432,224
Other Inves tm ent Interests		81,967	64,758	87,446	70,235
Property, Plant and Equipment, net	17	-	-	7,802,018	7,871,753
Property, Plant and Equipment in Operation		-	-	6,282,868	5,499,913
Property, Plant and Equipment in Progress		-	-	1,519,165	2,371,855
Special Liabilities		-	-	(15)	(15)
Intangible Assets	18	-	-	1,826,703	1,789,152
Intangible Assets		-	-	1,826,703	1,789,152
Concession Contract		-	-	1,762,007	1,720,470
Authorization and Concession of Subs idiaries		-	-	23,155	23,343
Others		-	-	41,541	45,339
Notes are an integral part of these quarterly information

Statements of Financial Position

as of March 31, 2013 and December 31, 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DESCRIPTION	Note	Parent Company		Consolidated
		03.31.2013	12.31.2012	03.31.2013	12.31.2012
					Restated
LIABILITIES		13,859,158	13,650,655	21,438,746	21,230,458
CURRENT LIABILITIES		381,926	257,700	2,957,105	2,833,444
Payroll, social charges and accruals	19	290	645	328,725	384,008
Social charges and accruals		290	645	60,582	95,472
Payroll and accruals		-	-	268,143	288,536
Suppliers	20	3,341	1,616	1,219,199	1,131,782
Domestic Suppliers		3,341	1,616	1,219,199	1,131,782
Tax Liabilities		4	25,323	385,228	458,669
Federal Taxes		4	25,323	214,629	247,414
Income Tax and Social Contribution Payable	13.1	-	3,251	199,415	170,189
Other Federal Taxes	13.3	4	22,072	15,214	77,225
State Taxes	13.3	-	-	169,255	209,570
Municipal Taxes	13.3	-	-	1,344	1,685
Loans and Financing		270,473	28,106	538,015	274,009
Loans and Financing	21	270,473	28,106	506,533	261,290
In Domestic Currency		266,529	24,795	502,583	257,973
In Foreign Currency		3,944	3,311	3,950	3,317
Debentures	22	-	-	31,482	12,719
Other Liabilities		107,818	202,010	485,938	584,976
Others		107,818	202,010	485,938	584,976
Minimum Compulsary Dividend Payable		107,079	201,186	110,673	204,780
Post Employment Benefits	23	-	4	25,803	25,819
Custumer charges due	24	-	-	40,383	56,498
Research and Development and Energy Efficiency	25	-	-	154,900	159,599
Payables related to Concession - Use of Public Property	26	-	-	48,486	48,477
Other Accounts Payable	27	739	820	105,693	89,803
NONCURRENT LIABILITIES		991,168	1,274,016	5,724,287	6,013,569
Loans and Financing		711,861	971,721	2,728,128	2,987,546
Loans and Financing	21	711,861	971,721	1,730,058	1,989,588
In Domestic Currency		656,645	915,692	1,674,837	1,933,554
In Foreign Currency		55,216	56,029	55,221	56,034
Debentures	22	-	-	998,070	997,958
Other Liabilities		-	-	1,295,582	1,279,779
Others		-	-	1,295,582	1,279,779
Suppliers	20	-	-	86,972	100,908
Post Employment Benefits	23	-	-	686,220	675,230
Research and Development and Energy Efficiency	25	-	-	119,927	104,561
Payables related to Concession - Use of Public Property	26	-	-	402,463	399,080
Deferred Taxes		-	-	544,070	590,536
Deferred Income Tax and Social Contribution	13.2	-	-	544,070	590,536
Provisions	28	279,307	302,295	1,156,507	1,155,708
Tax, Social Security, Labor and Civil Provisions		267,640	290,628	1,105,362	1,104,590
Provisions for Taxes		266,273	272,934	288,289	294,576
Labor and Social Security Provisions		-	-	164,717	154,990
Provisions for Employee Benefits		-	-	73,064	78,670
Civil Provisions		1,367	17,694	579,292	576,354
Other Provisions		11,667	11,667	51,145	51,118
Provisions for Environmental and Deactivation Liabilities		-	-	204	193
Provisions for Regulatory Liabilities		11,667	11,667	50,941	50,925
EQUITY	29	12,486,064	12,118,939	12,757,354	12,383,445
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Profit Reserves		3,972,990	3,972,990	3,972,990	3,972,990
Legal Reserves		571,221	571,221	571,221	571,221
Retained earnings		3,337,295	3,337,295	3,337,295	3,337,295
Additional Dividend Proposed		64,474	64,474	64,474	64,474
Accumulated Profit		415,690	-	415,690	-
Equity valuation adjustments		1,187,384	1,235,949	1,187,384	1,235,949
Attributable to non-controlling interest	29.2	-	-	271,290	264,506
Notes are an integral part of these quarterly information

Statements of Income

for the three-month periods ended March 31, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DESCRIPTION	Note	Parent Company		Consolidated
		03.31.2013	03.31.2012	03.31.2013	03.31.2012
					Restated
STATEMENT OF INCOME
OPERATING REVENUES	30	-	-	2,380,410	2,024,638
COST OF SALES AND SERVICES PROVIDED	31	-	-	(1,706,581)	(1,357,218)
GROSS PROFIT		-	-	673,829	667,420
Operational expenses / income		394,806	307,505	(155,762)	(206,453)
Selling Expenses	31	-	-	(24,068)	(24,894)
General and Administrative Expenses	31	(5,322)	(4,348)	(103,357)	(111,160)
Other Operational Income	31	169	71	2,138	2,870
Other Operational Expenses	31	22,798	(3,983)	(50,083)	(89,630)
Equity in earnings of subsidiaries	16	377,161	315,765	19,608	16,361
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		394,806	307,505	518,067	460,967
Financial results	32	4,565	5,775	73,899	15,276
Financial income		21,982	30,237	146,033	128,288
Financial expenses		(17,417)	(24,462)	(72,134)	(113,012)
Profit Before Income Tax and Social Contribution		399,371	313,280	591,966	476,243
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13.4	(7,499)	845	(193,310)	(156,498)
Current		-	(680)	(262,667)	(193,330)
Deferred		(7,499)	1,525	69,357	36,832
NET INCOME FOR THE YEAR		391,872	314,125	398,656	319,745
Attributed to controlling shareholders		-	-	391,872	314,125
Attributed to non-controlling interest	29.2	-	-	6,784	5,620
Basic and diluted net earning per share attributed
To parent company shareholders - in reais	29.1
Class "A" Preferred shares		1,3677	1,0964	1,3677	1,0964
Class "B" Preferred shares		1,5035	1,2053	1,5035	1,2053
Ordinary shares		1,5045	1,2060	1,5045	1,2060
Notes are an integral part of these quarterly information

Statements of Comprehensive Income

for the three-month periods ended March 31, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		03.31.2013	03.31.2012	03.31.2013	03.31.2012

Net income for the period		391,872	314,125	398,656	319,745
Other comprehensive income
Adjustments related to Financial Assets classified as available for sale:
Financial investments	29.1.2	(2,699)	752	(4,090)	1,140
Concession	29.1.2	-	(6,007)	-	(9,102)
Investments	29.1.2	(746)	1,190	(746)	1,190
(-) Taxes on financial asset adjustments	29.1.2	253	(405)	1,644	2,302
Total comprehensive income for the period, before taxes		(3,192)	(4,470)	(3,192)	(4,470)
Total comprehensive income for the period		388,680	309,655	395,464	315,275
Attributed to Parent Company				388,680	309,655
Attributed to non-controlling interests				6,784	5,620
Notes are an integral part of these quarterly information

Statements of Changes in Equity

for the three-month periods ended March 31, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Attributable to Parent Company							Shareholders’ equity	Attributable to non controlling interests (Note 29,2)	Equity
		Capital	Equity valuation adjustments		Profit reserves
			Cost assigned	Other comprehensive income	Legal reserve	Retained earnings	Additional dividends proposed	Accumulated profit
Balances as of January 1, 2013 - Restated		6,910,000	1,341,098	(105,149)	571,221	3,337,295	64,474	-	12,118,939	264,506	12,383,445
Net Income for the period		-	-	-	-	-	-	391,872	391,872	6,784	398,656
Other comprehensive income
Adjustments related to financial assets classified
as available for sale, net of taxes	29.1.2	-	-	(3,192)	-	-	-	-	(3,192)	-	(3,192)
Actuarial losses, net of taxes	29.1.2	-	-	(21,555)	-	-	-	-	(21,555)	-	(21,555)
Total comprehensive income for the period		-	-	(24,747)	-	-	-	391,872	367,125	6,784	373,909
Realization of equity valuation adjustments	29.1.2	-	(23,818)	-	-	-	-	23,818	-	-	-
Balances as of March 31, 2013		6,910,000	1,317,280	(129,896)	571,221	3,337,295	64,474	415,690	12,486,064	271,290	12,757,354
Notes are an integral part of these quarterly information

	Note	Attributable to Parent Company							Shareholders’ equity	Attributable to non controlling interests (Note 29,2)	Equity
		Capital	Equity valuation adjustments		Profit reserves
			Cost assigned	Other comprehensive income	Legal reserve	Retained earnings	Additional dividends proposed	Accumulated profit

Balances as of January 1, 2012 - Restated		6,910,000	1,442,742	23,304	536,187	2,838,551	84,875	-	11,835,659	242,834	12,078,493
Net Income for the period		-	-	-	-	-	-	314,125	314,125	5,620	319,745
Other comprehensive income
Adjustments related to financial assets classified
as available for sale, net of taxes	29.1.2	-	-	(4,470)	-	-	-	-	(4,470)	-	(4,470)
Total comprehensive income for the period		-	-	(4,470)	-	-	-	314,125	309,655	5,620	315,275
Realization of equity valuation adjustments	29.1.2	-	(26,644)	-	-	-	-	26,644	-	-	-
Balances as of March 31, 2012 - Restated		6,910,000	1,416,098	18,834	536,187	2,838,551	84,875	340,769	12,145,314	248,454	12,393,768
Notes are an integral part of these quarterly information

Statements of Cash Flows

for the three-month periods ended March 31, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		03.31.2013	03.31.2012	03.31.2013	03.31.2012
					Restated
Cash flows from operational activities
Net income for the period		391,872	314,125	398,656	319,745
Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	17.2	-	-	88,989	84,957
Amortization of intangible assets - concessions	18	-	-	55,786	55,714
Amortization of intangible assets - others	18	-	-	2,065	473
Unrealized monetary and exchange variations - net		1,311	27,908	(4,209)	26,846
Stated at fair value of accounts receivable related to concession	9.1	-	-	-	42,569
Remuneration of accounts receivable related to concession	9.1	-	-	(5,163)	(79,219)
Equity in earnings of subsidiaries	16.1	(377,161)	(315,765)	(19,608)	(16,361)
Income tax and social contribution		-	680	262,667	193,330
Deferred income tax and social contribution	13.2.1	7,499	(1,525)	(69,357)	(36,832)
Provision (reversal) for losses from Accounts Receivable	31.5	-	-	13,100	15,413
Provisions (reversals) for losses on taxes recoverable	31.5	-	-	(533)	(331)
Provision (reversal) for legal claims	31.5	(22,988)	3,794	6,969	52,663
Provision for post employment benefits	23.3	115	132	45,354	42,772
Provision for research and development and energy efficiency	25.2	-	-	21,933	19,002
Write off of accounts receivable related to concession	9.1	-	-	14,847	1,630
Write off of property, plant and equipment	17.2	-	-	578	10
Write off of intangible assets	18	-	-	3,074	352
Decrease (increase) in assets
Trade accounts receivable		-	-	(217,413)	(59,719)
Dividends and interest on own capital received		119,967	79,674	1,967	2,146
CRC transferred to the Government of the State of Paraná	8.2	-	-	40,770	37,716
Accounts receivable related to the concession extension	10.1	-	-	124,013	-
Judicial deposits		353	(95)	(8,432)	(64,258)
Other receivables		(90)	(8)	(304,312)	(64,154)
Inventories		-	-	(10,416)	(5,344)
Income tax and social contribution		33,181	10,167	19,895	1,493
Other current taxes recoverable		-	(11)	(15,304)	1,928
Prepaid expenses		-	-	(10,022)	(24,286)
Increase (decrease) in liabilities
Payroll, social charges and accruals		(355)	65	(55,283)	1,565
Suppliers		1,725	(1,032)	65,897	(71,159)
Income tax and social contribution paid		(3,251)	(4,609)	(233,441)	(257,144)
Other taxes		(22,068)	(34,035)	(102,667)	(43,538)
Loans and financing - interest due and paid	21.9	(34,717)	(52,773)	(51,439)	(68,061)
Debentures - interest due and paid	22.2	-	-	(55)	-
Post employment benefits	23.3	(119)	(132)	(34,380)	(44,652)
Customer charges due		-	-	(16,115)	(3,310)
Research and development and energy efficiency	25.2	-	-	(14,334)	(7,522)
Payable related to the concession - use of public property	26.1	-	-	(12,118)	(11,010)
Other accounts payable		(81)	3	15,890	11,933
Provisions for legal claims	28.1	-	-	(6,455)	(9,187)
Net cash generated from (used in) operating activities		95,193	26,563	(8,606)	46,170
(continued)

Statements of Cash Flows

for the three-month periods ended March 31, 2013 and 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company		Consolidated
		03.31.2013	03.31.2012	03.31.2013	03.31.2012
Cash flows from investment activities
Financial investments		(2)	(3)	112,396	61,164
Loans to related parties		-	(14,604)	-	-
Additions in investments	16.1	(18,300)	(8,255)	(89,789)	(9,034)
Additions to property, plant and equipment	17.2	-	-	(10,201)	(216,804)
Additions to intangible assets related to the concession	18	-	-	(194,542)	(147,239)
Customers contributions	18	-	-	32,196	(1,229)
Additions to other intangible assets	18	-	-	656	2,054
Net cash generated from (used in) investing activities		(18,302)	(22,862)	(149,284)	(311,088)
Cash flows from financing activities
Loans and financing obtained from third parties	21.9	-	-	12,665	44,723
Amortization of principal - loans and financing	21.9	-	-	(13,789)	(8,856)
Dividends and interest on own capital paid		(94,107)	-	(94,107)	-
Net cash (used in) provided by financing activities		(94,107)	-	(95,231)	35,867

Total effects on cash and cash equivalents		(17,216)	3,701	(253,121)	(229,051)
Cash and cash equivalents at the beginning of the period	4	29,464	27,757	1,459,217	1,048,446
Cash and cash equivalents at the end of the period	4	12,248	31,458	1,206,096	819,395
Change in cash and cash equivalents		(17,216)	3,701	(253,121)	(229,051)

Notes are an integral part of these quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers	-	-	10,601	-

Statements of Added Value

for the three-month periods ended March 31, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Parent Company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
		Restated		Restated
Income
Sale of energy, services and other income	-	-	3,057,825	2,993,759
Construction income	-	-	309,903	284,082
Other income	-	-	1,970	119
Allowance for doubtful debts	-	-	(13,100)	(15,413)
Total	-	-	3,356,598	3,262,547

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	918,783	663,237
Charges for use of the main transmission grid ( - ) ESS and
ERR	-	-	109,172	182,078
Materials, supplies and third parties services	586	874	114,948	115,042
Natural gas and supplies for gas operations	-	-	79,101	63,233
Construction costs	-	-	284,161	244,754
Loss / Recovery of assets	-	-	6,900	930
Other charges	-	-	-	4,052
Other supplies	(20,514)	5,286	20,357	68,929
Total	(19,928)	6,160	1,533,422	1,342,255

( = ) GROSS ADDED VALUE	19,928	(6,160)	1,823,176	1,920,292

( - ) Depreciation and amortization	189	189	146,841	141,144

( = ) NET ADDED VALUE	19,739	(6,349)	1,676,335	1,779,148

( + ) Transferred added value
Financial income	21,982	30,237	146,033	128,288
Results from investment interests	377,330	315,836	19,777	16,432
Other Income	-	-	55,330	31,457
Total	399,312	346,073	221,140	176,177

VALUE ADDED TO DISTRIBUTE	419,051	339,724	1,897,475	1,955,325
(continued)

Statements of Added Value

for the three-month periods ended March 31, 2013 and 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
Parent Company					Consolidated
	03.31.2013%		03.31.2012%		03.31.2013%		03.31.2012%
DISTRIBUTION OF ADDED VALUE:			Restated				Restated

Personnel
Remuneration and fees	1,529		1,458		183,135		152,491
Private pension and health plans	115		132		45,353		42,773
Meal and education assistance	-		-		23,349		18,644
Social security charges - FGTS	289		93		15,227		14,251
Labor indemnities (reversals)	-		-		(1,706)		7,124
Profit sharing	-		-		8,011		13,397
Transfers to property, plant and equipment in progress	-		-		(10,184)		(8,508)

Total	1,933	0.5	1,683	0.5	263,185	13.9	240,172	12.3

Government
Federal	8,222		22		584,966		646,617
State	1		-		559,460		614,679
Municipal	-		-		1,501		1,185
Total	8,223	2.0	22	0.0	1,145,927	60.4	1,262,481	64.5

Third Parties
Interest and fines	17,023		23,893		80,101		126,168
Leasing and rent	-		1		8,200		4,455
Donations, subsidies and contributions	-		-		1,406		2,304
Total	17,023	4.1	23,894	7.0	89,707	4.7	132,927	6.8

Shareholders
Non controlling interests	-		-		6,784		5,620
Retained profits	391,872		314,125		391,872		314,125
Total	391,872	93.4	314,125	92.5	398,656	21.0	319,745	16.4

	419,051	100.0	339,724	100.0	1,897,475	100.0	1,955,325	100.0
Notes are an integral part of these quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the three-month period ended March 31, 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1  General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

2  Basis of Preparation

2.1      Statement of compliance

The Company’s quarterly financial information includes:

•         The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

•         The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission – (Comissão de Valores Mobiliários or CVM) and Federal Accounting Council (Conselho Federal de Contabilidade – CFC).

The individual quarterly financial information presents the values for investments in subsidiaries, jointly-controlled entities and associates using the equity method, in accordance with Brazilian legislation in force. Thus, these individual quarterly financial statements are not in compliance with the IFRSs, which require these investments reported in the parent company’s separate statements to be stated at fair value or cost.

This quarterly information is presented considering the rulings included in CPC 21 and IAS 34 - Interim Information and the CVM SNC/SEP Official Circular 03/11.

Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2012 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31, 2012, available on the websites of CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Officers held on May 14, 2013.

2.2      Basis of measurement

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, and financial assets held for sale measured at their fair values.

2.3      Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.4      Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

As from the year starting January 1, 2013, CPC 45 Disclosure of Equity Interests in Other Entities, which requires that the entity should disclose information on significant judgments and assumptions, included in Note 16 - Investments, has been used in the preparation of the financial statements.

The other information on the use of critical estimates and assumptions related to the adopted accounting practices, which affect the amounts recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2012.

2.5      Reclassification within the statement of added value

The Company reviewed the statements of added value in the year. The revenues and the construction costs of the Company’s own assets were separately identified, and the proposed additional dividends were reclassified from return on equity capital to income retained by the company.

For comparison purposes, the value added to be distributed and the distribution of value added for March 31, 2012 were restated, as shown below:

Consolidated		Retrospective
		application -Joint
	Stated	arrangements	Reclassifications	Restated
Added value statements of income
Value added to distribute	1,917,967	(98)	37,456	1,955,325
Distribution of added value	1,917,967	(98)	37,456	1,955,325

3  Main Accounting Policies

As from the year starting January 1, 2013, the following CPCs are used in the preparation of the financial statements:  18 (R2) Investments in Associated Company, Subsidiary and Joint Venture; 19 (R2) Business Combination; 33 (R1) Employee Benefits; 36 (R3) Consolidated Statements; and 45 Disclosure of Equity Interests in Other Entities.

For comparison purposes, the statement of financial position as of December 31, 2012 and the statements of income, comprehensive income, cash flows and value added as of March 31, 2012 are restated herein, including the effects arising from the adoption of new pronouncements.

The principal effects arising from the use of new pronouncements on the presentation of consolidated financial statements were the exclusion of the joint venture proportional balances, which used to be presented line to line, and the elimination of actuarial gain and loss deferment of private pension fund and health care plans (corridor method).

Accounting policies which went through changes as from this quarter are described as follows.  Other accounting policies are consistent with the ones presented in Note 3 to the financial statements as of December 31, 2012.

3.1      Basis for consolidation

Investments in subsidiaries (Note 16.2), in jointly controlled subsidiaries (Note 16.3) and in associated companies (Note 16.4) are recognized in individual financial statements based on the equity accounting method.  According to the aforementioned method, investments are initially recorded at cost value and their carrying value is increased or decreased through the recognition of the investing company's interest in profit, loss and other comprehensive income generated by the investees subsequent to their acquisition.  The use of this method should be discontinued as from the date on which the investment stops being qualified as subsidiary, jointly controlled subsidiary or associated company.

Payment of income decreases the carrying value of investments.

When required, the investees' financial statements are adjusted to adapt their policies to the Group's accounting policies.

3.1.1       Subsidiaries

CPC 36 (R3) Consolidated Statements establishes control as the basis for the financial statements consolidation.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date on which such control begins up to the date on which the subsidiaries discontinue their activities.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated line to line.  Equity accounts and profit or loss accounts for transactions between consolidated companies are eliminated.

Minority interest is presented in shareholders' equity, separately from the shareholders' equity attributable to the Parent Company's shareholders.  Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in minority interest having a deficit balance.

3.1.2       Investments in subsidiaries and associated companies

Jointly controlled subsidiaries are entities over which the Company, subject to an agreement, does not individually exert power regarding financial and operational decisions, irrespective of the percentage of interest in the voting capital.  Associated companies are entities over which the Company exerts significant influence.

When the share in losses of an associated company or jointly controlled subsidiaries equals or exceeds the accounting balance of the Company's equity interest in the investee, the Company should discontinue the recognition of its share in future losses.  Additional losses will be considered, and a liability will be recognized, only when the Company incurs legal or constructive liabilities (not formalized), or performs payments on behalf of the investee. Should the investee subsequently determine profits, the Company should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

3.2      Post-employment benefits

The Company sponsors employee benefit plans, which are thoroughly described in Note 23. The amounts arising from these actuarial commitments (contributions, costs, liabilities and/or assets) are yearly calculated by an independent actuary,  including a period end which coincides with the year end and are recorded in accordance with the CPC 33 (R1) and IAS 19 - Employee Benefits terms, approved by the CVM Resolution 695/12.

Adoption of the Projected credit unit method adds each service year as taxable event of an additional benefit unit, thus adding to the final liability calculation.

Other actuarial assumptions which take into consideration biometric and economical tables, in addition to historical data of the benefit plans, obtained from the Fundação Copel, entity which manages these plans.

Actuarial gains and losses, deriving from changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

3.3        Effects arising from the use of the new CPCs

3.3.1       Effects on statement of financial position as of January 1, 2013

ASSETS				Consolidated
	Stated	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits
CURRENT ASSETS	3,702,013	(2,496)	-	3,699,517
Cash and cash equivalents	1,049,125	(679)	-	1,048,446
Dividends receivable	17,906	(1,419)	-	16,487
Income tax and social contribution	215,381	(376)	-	215,005
Others	2,419,601	(22)	-	2,419,579

NONCURRENT ASSETS	15,140,006	991	(3,359)	15,137,638
Long Term Assets	5,659,868	(128)	(3,359)	5,656,381
Judicial deposits	430,817	(97)	-	430,720
Accounts receivable related to the concession	3,236,474	(31)	-	3,236,443
Deferred income tax and social contribution	465,536	-	(3,359)	462,177

Investments	549,158	6,038	-	555,196
Property, Plant and Equipment, net	7,209,123	(6)	-	7,209,117
Intangible Assets	1,721,857	(4,913)	-	1,716,944

TOTAL ASSETS	18,842,019	(1,505)	(3,359)	18,837,155

LIABILITIES				Consolidated
	Stated	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits
CURRENT LIABILITIES	2,058,821	(1,036)	-	2,057,785
Payroll, social charges and accruals	224,095	(19)	-	224,076
Suppliers	747,453	(19)	-	747,434
Other taxes due	288,457	(864)	-	287,593
Others	798,816	(134)	-	798,682

NONCURRENT LIABILITIES	4,713,670	(469)	(12,324)	4,700,877
Suppliers	108,462	(466)	-	107,996
Deferred income tax and social contribution	648,266	-	1,261	649,527
Post-employment benefits	432,838	-	(13,585)	419,253
Provision for contingencies	1,000,823	(3)	-	1,000,820

EQUITY	12,069,528	-	8,965	12,078,493

TOTAL LIABILITIES	18,842,019	(1,505)	(3,359)	18,837,155

3.3.2       Effects on statement of financial position for the period ended on December 31, 2012

ASSETS				Consolidated
	Stated	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits
CURRENT ASSETS	4,699,255	(17,563)	-	4,681,692
Cash and cash equivalents	1,483,137	(23,920)	-	1,459,217
Dividends receivable	9,555	8,509	-	18,064
Income tax and social contribution	193,158	(1,614)	-	191,544
Others	3,013,405	(538)	-	3,012,867

NONCURRENT ASSETS	16,512,299	2,986	33,481	16,548,766
Long Term Assets	6,302,904	(39,068)	33,481	6,297,317
Accounts receivable related to the concession	2,684,792	(38,966)	-	2,645,826
Judicial deposits	574,473	(102)	-	574,371
Deferred income tax and social contribution	647,804	-	33,481	681,285

Investments	543,036	47,508	-	590,544
Property, Plant and Equipment, net	7,871,849	(96)	-	7,871,753
Intangible Assets	1,794,510	(5,358)	-	1,789,152

TOTAL ASSETS	21,211,554	(14,577)	33,481	21,230,458

LIABILITIES				Consolidated
	Stated	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits
CURRENT LIABILITIES	2,847,818	(14,374)	-	2,833,444
Suppliers	1,136,359	(4,577)	-	1,131,782
Other taxes due	290,896	(2,416)	-	288,480
Payroll, social charges and accruals	384,150	(142)	-	384,008
Other accounts payable	97,042	(7,239)	-	89,803

NONCURRENT LIABILITIES	5,866,238	(203)	147,534	6,013,569
Suppliers	100,996	(88)	-	100,908
Deferred income tax and social contribution	615,924	(115)	(25,273)	590,536
Post-employment benefits	502,423	-	172,807	675,230

EQUITY	12,497,498	-	(114,053)	12,383,445

TOTAL LIABILITIES	21,211,554	(14,577)	33,481	21,230,458

3.3.3       Effects on statement of income for the period ended on March 31, 2012

CONTINUING OPERATIONS			Consolidated
	Stated	Retrospective	Restated
		application
OPERATING REVENUES	2,024,638	-	2,024,638
COST OF SALES AND SERVICES PROVIDED	(1,357,218)	-	(1,357,218)
GROSS PROFIT	667,420	-	667,420
Operational expenses / income	(206,492)	39	(206,453)
Selling expenses	(24,894)	-	(24,894)
General and administrative expenses	(111,503)	343	(111,160)
Other operational income (expenses)	(86,942)	182	(86,760)
Equity in earnings of subsidiaries	16,847	(486)	16,361
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	460,928	39	460,967
Financial results	15,286	(10)	15,276
Profit Before Income Tax and Social Contribution	476,214	29	476,243
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(156,469)	(29)	(156,498)
NET INCOME FOR THE PERIOD	319,745	-	319,745

3.3.4       Effects on statements of changes in equity

Statements of Changes in Equity			Consolidated
	January 1, 2013	March 31, 2012	January 1, 2012

Stated balance	12,497,498	12,384,803	12,069,528
Actuarial losses on the transition of accounting practices - CPC 33 (R1)	(172,807)	13,585	13,585
Deferred income tax and social contribution	58,754	(4,620)	(4,620)
Restated balance	12,383,445	12,393,768	12,078,493

3.3.5       Effects on statement of cash flow for the period ended on March 31, 2012

Statements of Cash Flows			Consolidated
	Stated	Retrospective	Restated
		application -
		Joint
		arrangements

Cash flows from operational activities	45,079	1,091	46,170
Cash flows from investment activities	(309,073)	(2,015)	(311,088)
Cash flows from financing activities	35,867	-	35,867

3.3.6       Effect on statements of added value for the period ended on March 31, 2012

Statements of Added Value				Consolidated
	Stated	Retrospective	Reclassifications	Restated
		application -	(Note 2.5)
		Joint
		arrangements
Income
Sale of energy, services and other income	3,025,216	-	(31,457)	2,993,759
Construction income	105,194	-	178,888	284,082
Other income	190	-	(71)	119
Allowance for doubtful debts	(15,413)	-	-	(15,413)
Total	3,115,187	-	147,360	3,262,547
( - ) Supplies acquired from third parties
Construction costs	103,322	-	141,432	244,754
Others	1,097,724	(223)	-	1,097,501
Total	1,201,046	(223)	141,432	1,342,255

( = ) GROSS ADDED VALUE	1,914,141	223	5,928	1,920,292

( - ) Depreciation and amortization	141,327	(183)	-	141,144

( = ) NET ADDED VALUE	1,772,814	406	5,928	1,779,148
( + ) Transferred added value
Financial income	128,306	(18)	-	128,288
Results from investment interests	16,847	(486)	71	16,432
Other income	-	-	31,457	31,457
Total	145,153	(504)	31,528	176,177
VALUE ADDED TO DISTRIBUTE	1,917,967	(98)	37,456	1,955,325

Statements of Added Value				Consolidated
	Stated	Retrospective	Reclassifications	Restated
		application -	(Note 2.5)
		Joint
		arrangements
DISTRIBUTION OF ADDED VALUE:

Personnel	220,671	(49)	19,550	240,172
Government	1,258,264	(45)	4,262	1,262,481
Third Parties	119,287	(4)	13,644	132,927
Shareholders	319,745	-	-	319,745

	1,917,967	(98)	37,456	1,955,325

.
	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
				Restated
Cash and bank accounts	2,523	1,972	66,943	94,484
Financial investments w ith immediate liquidity	9,725	27,492	1,139,153	1,364,733
	12,248	29,464	1,206,096	1,459,217

4  Cash and Cash Equivalents

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 101.90% of the variation of the Interbank Deposit Rate as of March 31, 2013 and 100.75% as of December 31, 2012.

5  Bonds and Securities

Category	Level Note 35.2	Index	Consolidated
			03.31.2013	12.31.2012
Securities held for sale
CDB	2	CDI	48,580	39,845
Committed Operation	2	Before fixed	49,781	175,792
Quotas in Funds	1	CDI	87	86
NTN - F	1	CDI	2,086	-
LFT	1	Selic	183,362	162,517
LTN	1	Before fixed	146,945	167,917
LFBB	2	CDI	13,895	13,661
LF Caixa	2	CDI	9,158	9,004
			453,894	568,822
Securities held for trading
Quotas in FI	2	CDI	48,997	24,742
Committed Operation	1	Before fixed	16,939	16,373
CDB	2	CDI	2,144	3,147
LF	2	CDI	12,814	12,591
LFT	1	Selic	-	9,526
LTN	1	Selic	37,104	48,216
DPGE	2	CDI	62,756	61,475
Shares	1	Ibovespa	-	93
Debentures	2	CDI	3,681	3,668
Promissory Notes	2	CDI	-	3,127
Fixed Income Term 3	1	Before fixed	-	56
Derivatives	1	Future DI BMF	151	-
			184,586	183,014
Securities held to maturity
LF Caixa		CDI	12,386	12,180
			12,386	12,180
			650,866	764,016
		Current	500,997	635,501
		NonCurrent	149,869	128,515

Category	Level	Index		Parent Company
			03.31.2013	12.31.2012
Securities held for sale
CDB	2	CDI	91	90
Fund Quotas	1	CDI	87	86
		Current	178	176

Copel holds bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report.  None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include:

5.1      Exclusive funds

Exclusive funds		Consolidated
	03.31.2013	12.31.2012
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	100,871	174,047
Exclusive funds of Copel Distribuição at Banco do Brasil	102,620	101,056
Exclusive funds of Copel Geração e Transmissão at Caixa Econômica Federal	-	91,807
Exclusive funds of Copel Distribuição at Caixa Econômica Federal	51,268	50,517
Exclusive funds of UEG Araucária at Banco do Brasil	79,274	78,021
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	105,151	104,961
	439,184	600,409

5.2      Guarantees

Guarantee		Consolidated
	03.31.2013	12.31.2012
Guarantee for the ANEEL auction	-	21,427
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	151,561	72,998
Collaterals for financing facilities to build hydroelectric pow er plants
UHEs and transmission lines - LTs	26,923	32,144
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental
of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	31,802	31,290
	210,286	157,859

6  Collaterals and Escrow Accounts

			Consolidated
		03.31.2013	12.31.2012
			Restated
Collaterals and escrow accounts STN (6.1)		42,617	43,246
Collaterals and escrow accounts - CCEAR		27,984	34,289
Other		5,487	2,519
		76,088	80,054
	Current	33,471	36,808
	NonCurrent	42,617	43,246

6.1      Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7  Trade Accounts Receivable

	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total Consolidated
				03.31.2013	12.31.2012
Customers
Residential	133,873	89,075	29,122	252,070	295,603
Industrial	123,348	37,213	26,146	186,707	166,182
Commercial	101,139	37,956	14,601	153,696	176,668
Rural	20,679	9,124	7,129	36,932	40,499
Public Entities	17,710	20,814	15,665	54,189	49,464
Public lighting	14,180	4,219	93	18,492	17,778
Public service	13,934	13,942	188	28,064	34,488
Unbilled	246,129	-	-	246,129	330,326
Energy installments plan	56,108	7,912	30,630	94,650	94,425
Low income subsidy - Eletrobrás	11,255	-	-	11,255	4,694
State Government "Luz Fraterna" program	39,704	3,820	20,538	64,062	60,259
Other receivables	2,567	16,099	22,625	41,291	41,742
	780,626	240,174	166,737	1,187,537	1,312,128
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	85,474	5,685	14,468	105,627	177,983
Bilateral contracts	65,465	-	119	65,584	30,317
CCEE (7.1)	393,570	-	119	393,689	2,173
Reimbursement to generators	-	-	1,288	1,288	1,288
	544,509	5,685	15,994	566,188	211,761
Charges from using transmission grid
Transmission grid	12,194	1,432	2,361	15,987	23,505
Basic netw ork and conection grid	9,746	234	4,066	14,046	28,017
	21,940	1,666	6,427	30,033	51,522
Telecommunications	4,896	7,364	13,721	25,981	17,928
Gas distribution	32,605	1,072	1,243	34,920	34,767
Allow ance for doubtful accounts (7.2)	-	-	(121,614)	(121,614)	(112,762)
	1,384,576	255,961	82,508	1,723,045	1,515,344
Current	1,365,966	255,961	82,508	1,704,435	1,489,173
Noncurrent - NC	18,610	-	-	18,610	26,171

7.1      Electric Power Trading Chamber - CCEE

This balance derives from the greater volume in operations with the Electric Power Trading Chamber (CCEE) due to the favorable scenario in the short-term market (high Price for Settlement of Difference - PLD, owing to the lengthy draught which affected the water reservoir levels of the hydroelectric power plants). The financial settlement of this operation occurred in the second quarter of 2013.

7.2      Allowance for doubtful accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance as of January 1, 2013	Additions / (reversals)	Reversal of write offs	Balance as of March 31, 2013

Customers, concessionaries
and permission holder
Residential	39,229	6,179	(2,692)	42,716
Industrial	30,992	3,241	(640)	33,593
Commercial	24,012	2,377	(871)	25,518
Rural	5,526	1,086	(206)	6,406
Public Entities	9,316	387	-	9,703
Public lighting	129	(43)	-	86
Public service	113	20	-	133
Concessionaries and permission holder	224	-	(105)	119
Telecom munications	3,221	119	-	3,340
	112,762	13,366	(4,514)	121,614

Consolidated	Balance as of January 1, 2012	Additions / (reversals)	Reversal of write offs	Balance as of March 31, 2012

Custom ers, concessionaries
and perm ission holder
Residential	28,953	10,750	(2,404)	37,299
Industrial	25,163	1,916	(376)	26,703
Commercial	19,466	1,140	(593)	20,013
Rural	1,805	1,091	(157)	2,739
Public Entities	2,359	87	-	2,446
Public lighting	79	10	-	89
Public service	41	29	-	70
Concessionaries and permission holder	37,370	-	-	37,370
Telecom munications	683	183	-	866
	115,919	15,206	(3,530)	127,595

8  Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

8.1      Maturity of noncurrent installments

		Consolidated
	03.31.2013	12.31.2012
2014	61,718	80,979
2015	87,067	86,365
2016	92,858	92,109
2017	99,033	98,234
2018	105,619	104,767
2019	112,643	111,735
2020	120,135	119,166
2021	128,124	127,091
2022	136,645	135,543
2023	145,733	144,557
2024	155,425	154,171
2025	54,073	53,637
	1,299,073	1,308,354

8.2      Changes in CRC

Balances	Current assets	Noncurrent assets	Consolidated
Balance as of January 1, 2013	75,930	1,308,354	1,384,284
Interest and fees	22,243	-	22,243
Monetary variations	53	10,585	10,638
Transfers	19,866	(19,866)	-
Amortizations	(40,770)	-	(40,770)
Balance as of March 31, 2013	77,322	1,299,073	1,376,395

Balances	Current assets	Noncurrent assets	Consolidated
Balance as of January 1, 2012	65,862	1,280,598	1,346,460
Interest and fees	21,646	-	21,646
Monetary variations	68	11,825	11,893
Transfers	17,230	(17,230)	-
Amortizations	(37,716)	-	(37,716)
Balance as of March 31, 2012	67,090	1,275,193	1,342,283

9  Accounts receivable related to the concession

9.1      Changes in accounts receivable related to the concession

Balances	Current assets	Noncurrent assets		Consolidated
		Assets	Special liabilities
Balance as of January 31, 2013 - Restated	5,319	4,557,785	(1,911,959)	2,651,145
Capitalization of intangible assets in progress	-	75,295	(14,349)	60,946
Transfers from noncurrent to current	2,494	(2,494)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(3,654)	-	-	(3,654)
Transfer to property, plant and equipment in servive	-	737	-	737
Monetary variations	-	32,371	(15,528)	16,843
Remuneration	-	5,163	-	5,163
Construction income	-	(4,515)	-	(4,515)
Write off	-	(14,847)	-	(14,847)
Balance as of March 31, 2013	4,159	4,649,495	(1,941,836)	2,711,818

Balances	Current assets	Noncurrent assets		Consolidated
		Assets	Special liabilities
Balance as of January 31, 2012 - Restated	80,626	4,828,754	(1,592,311)	3,317,069
Capitalization of intangible assets in progress	-	136,658	(45,688)	90,970
Capitalization of intangible assets in service	-	14,457	(603)	13,854
Transfers from noncurrent to current	62,525	(62,525)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(52,696)	-	-	(52,696)
Adjustment to financial assets classified
as available for sale	-	(9,102)	-	(9,102)
Monetary variations	-	23,333	(8,913)	14,420
Remuneration	-	79,219	-	79,219
Construction income	-	10,587	-	10,587
Fair value adjustment	-	26,713	(69,282)	(42,569)
Write off	-	(1,630)	-	(1,630)
Balance as of March 31, 2012 - Restated	90,455	5,046,464	(1,716,797)	3,420,122

9.2      Commitments regarding transmission

9.2.1        TL 500 kV Araraquara 2 - Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to TL 500 kV Araraquara 2 Taubaté amounted to R$ 295,066 as of March 31, 2013.

9.2.2       Substation Cerquilho III 230 kV

This 230/138 kV (300 MVA) substation was awarded to the Company at ANEEL auction 001/10 – ANEEL, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,775 as of March 31, 2013.

Due to the Company’s delay in obtaining installation licenses, the deadline for Araraquara 2 - Taubaté transmission line and Cerquilho III substation to start operations was extended by 18 months and 12 months, respectively.

10         Accounts receivable related to the concession extension

10.1    Changes in the accounts receivable related to the concession extension

	Current assets	NonCurrent assets	Consolidated
Balance as of January 1, 2013	356.085	717.805	1.073.890
Transfers from non current to current	88.040	(88.040)	-
Amortizations	(124.013)	-	(124.013)
Monetary variations	19.866	-	19.866
Interest and fees	12.183	-	12.183
Balance as of March 31, 2013	352.161	629.765	981.926

11         Other Receivables

		Consolidated
	03.31.2013	12.31.2012
		Restated
Current assets
Transfer CDE (11.1)	212,563	-
Services in progress (11.2)	90,036	80,043
Advance payments to suppliers	40,580	29,163
Rental plant UTE Araucária	36,777	11,894
Advance payments to employees	35,078	29,788
Partnership in consortiums	25,540	25,540
Decommissioning in progress	18,850	10,514
Advance for severance estate	9,964	8,740
Other receivables	72,812	39,269
	542,200	234,951
Noncurrent assets
Advance payments to suppliers	12,520	12,279
Services in progress (11.2)	5,559	8,470
Other receivables	1,978	1,979
	20,057	22,728

11.1    Funds transferred from the Energy Development Account - CDE - Decree 7945 of March 03, 2013

Due to the high costs of power generated from thermoelectric power plants,  incurred as a result of unfavorable power generation conditions of hydroelectric power plants which have prevailed since the end of 2012, the Brazilian government issued Decree 7945, aiming at neutralizing this additional cost faced by the distributors.

The aforementioned decree establishes the transfer of funds from CDE to cover costs deriving from: (i) exposure in the short-term market, limited to the amount not met by the allocation of quotas; (ii) the hydrological risks of quotas; and (iii) the National Grid's Service Charge - ESS (thermoelectric power plants' decision).

The amounts provided by CDE were recognized as power cost reimbursement (Note 31.1) and charges for the grids use (Note 31.2).

As of March 31, 2013, the Company had a total estimate of R$ 212,563 in funds to be received from CDE, R$75,963 of which were received on the financial settlement of April 08, 2013, for the accrual period January 2013.

On April 30, 2013, the amounts of R$ 80,450 and R$ 47,262, related to ESS and power costs for the accrual periods of February and March 2013, which will be settled in the first fortnight of May 2013, were approved. The difference of R$8,888, between the amount estimated by the Company and the amount (effectively) transferred, will be reversed in the next quarter.

11.2    Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

12         Inventories

Consolidated	Operation/Maintenance
	03.31.2013	12.31.2012
Copel Distribuição	93,667	84,995
Copel Geração e Transmissão	30,406	28,299
Copel Telecomunicações	10,264	10,645
Compagas	888	870
	135,225	124,809

13         Income Tax, Social Contribution and Other Taxes

13.1    Income tax (IR) and social contribution (CSLL)

.
		Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
				Restated
Current assets
IR and CSLL paid in advance	117,302	156,718	237,257	468,791
IR and CSLL to be offset against liability	-	(1,215)	(59,768)	(272,227)
IRRF on JSCP to be offset against liability	-	(5,020)	-	(5,020)
	117,302	150,483	177,489	191,544
Noncurrent assets
IR and CSLL paid in advance	-	-	14,155	19,995
	-	-	14,155	19,995
Current liabilities
IR and CSLL due	-	4,466	259,183	442,416
IR and CSLL to be offset against asset	-	(1,215)	(59,768)	(272,227)
	-	3,251	199,415	170,189

13.2    Deferred income tax and social contribution

13.2.1     Changes in deferred income tax and social contribution

Parent Company	Balance as of January 1, 2013 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2013
Noncurrent assets
Tax losses and negative tax basis	-	21,553	-	21,553
Other temporary additions			-
Provisions for legal claims	102,780	(7,816)	-	94,964
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	18,085	64	-	18,149
Provision for financing	4,795	-	-	4,795
Interest on ow n capital	21,709	(21,709)	-	-
Others	431	85	-	516
	149,278	(7,823)	-	141,455
(-)Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 38
- financial instruments	6,787	(324)	(253)	6,210
Temporary exclusions	-		-
Provisions for negative goodw ill	25,297	-	-	25,297
	32,084	(324)	(253)	31,507
Net	117,194	(7,499)	253	109,948

Parent Company	Balance as of January 1, 2012 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2012 Restated
Noncurrent assets
Other temporary additions	-
Provisions for legal claims	100,819	1,289	-	102,108
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	17,829	64	-	17,893
Provision for financing	4,756	-	-	4,756
Interest on ow n capital	16,666	-	-	16,666
Others	91	(154)	-	(63)
	141,639	1,199	-	142,838
(-)Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 38
- financial instruments	7,962	(326)	405	8,041
Temporary exclusions	-	-
Provisions for negative goodw ill	25,297	-	-	25,297
	33,259	(326)	405	33,338
Net	108,380	1,525	(405)	109,500

Consolidated	Balance as of January 1, 2013 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2013
Noncurrent assets
Tax losses and negative tax basis	2,486	23,009	-	25,495
Private pension and health plans	178,312	3,911	-	182,223
Transitional tax system - RTT
Effects from applying ICPC 01	87,299	(677)	-	86,622
Effects from applying CPC 33	59,341	-	-	59,341
Other temporary additions
Provisions for legal claims	338,028	257	-	338,285
Voluntary termination Program/retirement	53,986	(8,866)	-	45,120
Provision of Research and Development	46,790	4,916	-	51,706
Allow ance for doubtful debts	41,452	2,945	-	44,397
Amortization - concession	36,429	64	-	36,493
Provision for investment losses	355	-	-	355
Provision for tax losses	14,847	(181)	-	14,666
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,795	-	-	4,795
Provision for energy purchases	97,033	33,524	-	130,557
Provision for profit sharing	9,671	2,563	-	12,234
Interest on ow n capital	21,709	(21,709)	-	-
Others	6,844	(2,053)	-	4,791
	1,006,299	37,703	-	1,044,002
(-) Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27	689,160	(12,270)	-	676,890
Effects from applying CPC 38	15,042	(1,958)	(1,644)	11,440
Effects from applying CPC 33	587	-	-	587
Other temporary exclusions
Capitalization of financial charges	5,357	-	-	5,357
Deferment of capital gains	175,450	(16,979)	-	158,471
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	3,581	(447)	-	3,134
Others	1,076		-	1,076
	915,550	(31,654)	(1,644)	882,252
Net	90,749	69,357	1,644	161,750
Assets presented in the Statement of Financial Position	681,285			705,820
Liabilities presented in the Statement of Financial Position	590,536			544,070
Net	90,749			161,750

Consolidated	Balance as of January 1, 2012 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2012 Restated
Noncurrent assets
Tax losses and negative tax basis	2,486	-	-	2,486
Private pension and health plans	154,108	4,206	-	158,314
Transitional tax system - RTT
Effects from applying ICPC 01	16,142	3,483	-	19,625
Other temporary additions
Provisions for legal claims	346,697	14,489	-	361,186
Voluntary termination Program/retirement	-	(300)	-	(300)
Provision of Research and Development	-	4,599	-	4,599
Allow ance for doubtful debts	43,407	4,039	-	47,446
Amortization - concession	36,173	64	-	36,237
Provision for tax losses	-	(112)	-	(112)
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,756	-	-	4,756
Provision for energy purchases	99,567	(10,059)	-	89,508
Provision for profit sharing	17,182	4,434	-	21,616
Interest on ow n capital	16,666	-	-	16,666
Others	1,074	22	-	1,096
	745,180	24,865	-	770,045
(-) Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27	758,473	(8,178)	-	750,295
Effects from applying ICPC 01	125,450	(3,016)	(3,095)	119,339
Effects from applying CPC 38	7,962	(326)	793	8,429
Effects from applying CPC 33	4,620	-	-	4,620
Other temporary exclusions
Capitalization of financial charges	5,356	-	-	5,356
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	5,372	(447)	-	4,925
	932,530	(11,967)	(2,302)	918,261
Net	(187,350)	36,832	2,302	(148,216)

13.2.2     Realization of deferred tax credits

As estimates of future taxable income, the realization of deferred taxes is presented below:

	Parent Company	Consolidated
2013	25,734	260,659
2014	3,245	(40,711)
2015	1,781	(28,336)
2016	120	26,677
2017	120	(1,420)
2018 to 2020	360	(41,195)
2021 to 2023	360	(92,278)
after 2023	78,228	78,354
	109,948	161,750

13.3    Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
				Restated
Current assets
Recoverable ICMS (VAT)	-	-	44,276	38,311
Recoverable PIS/Pasep and Cofins taxes	-	-	66,792	54,190
PIS/Pasep and Cofins to be offset against liabilities	-	-	(40,185)	(43,378)
Other recoverable taxes	11	11	423	367
	11	11	71,306	49,490
Noncurrent assets
Recoverable ICMS (VAT)	-	-	68,940	71,785
PIS/Pasep and Cofins taxes	-	-	48,393	48,393
Other taxes	-	-	11	11
	-	-	117,344	120,189
Current liabilities
ICMS (VAT) payable	-	-	169,255	209,570
PIS/Pasep and Cofins payable	-	22,054	52,030	82,066
PIS/Pasep and Cofins to be offset against assets	-	-	(40,185)	(43,378)
IRRF on JSCP	-	5,020	-	39,303
Other taxes	4	18	4,713	5,939
	4	22,072	185,813	288,480

13.4    Reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
				Restated
Incom e before IRPJ and CSLL	399,371	313,280	591,966	476,243
IRPJ and CSLL (34%)	(135,786)	(106,515)	(201,268)	(161,923)
Tax effects on:
Equity in income	128,235	107,360	6,667	5,563
Dividends	57	-	57	-
Non deductible expenses	(5)	-	(1,320)	(2,684)
Tax incentives	-	-	2,919	1,445
Others	-	-	(365)	1,101
Current IRPJ and CSLL	-	(680)	(262,667)	(193,330)
Deferred IRPJ and CSLL	(7,499)	1,525	69,357	36,832
Effective rate - %	1.9%	-0.3%	32.7%	32.9%

14         Judicial Deposits

		Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
				Restated
Taxes claim s	271,505	271,834	348,505	347,484
Labor claim s	-	-	97,652	90,479
Civil
Suppliers	-	-	95,558	95,558
Civil	-	-	26,300	26,796
Easements	-	-	7,981	7,157
Customers	-	-	2,327	2,419
	-	-	132,166	131,930
Others	-	24	4,480	4,478
	271,505	271,858	582,803	574,371

15         Receivable from related parties

		Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
				Restated
Associate and Jointly-controlled com panies
Dividends and/or interests on ow n capital
Dona Francisca Energética	78	78	78	78
Dominó Holdings	17,986	17,986	17,986	17,986
Matrinchã	-	-	20	-
.	18,064	18,064	18,084	18,064
Subsidiaries
Dividends and/or interests on ow n capital
Copel Geração e Transmissão	635,489	635,489	-	-
Copel Distribuição	253,863	371,863	-	-
Copel Telecomunicações	7,982	7,982	-	-
Compagás	2,514	2,514	-	-
Elejor	2,752	2,752	-	-
	902,599	1,020,600	-	-
Financing tranferred - STN
Copel Distribuição (15.1)	59,160	59,340	-	-
	59,160	59,340	-	-
Loan contract
Copel Distribuição (15.2)	875,093	859,894	-	-
Elejor (15.3)	233,736	232,654	-	-
	1,108,829	1,092,548	-	-
	2,088,652	2,190,552	18,084	18,064
Current assets - Dividends receivable	920,663	1,038,664	18,084	18,064
Current assets - Receivable from subsidiaries	875,093	-	-	-
Non current assets	292,896	1,151,888	-	-

15.1    Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain recognized in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

15.2    Loan Contract - Copel Distribuição

On February 09, 2012, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

15.3    Loan Contract - Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.y.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the Company started paying the above mentioned loan contract on October, 2011.

16         Investments

16.1    Changes in investments

Parent Company	Balance as of January 1, 2013 Restated	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2)	Amortization of concession rights	Proposed dividends and JCP	Balance as of March 31, 2013
Subsidiaries (16.2)
Copel Geração e Transmissão	6,167,382	406,546	(1,963)	-	-	-	6,571,965
Copel Distribuição	3,535,388	(67,687)	(736)	-	-	-	3,466,965
Copel Telecomunicações	328,145	11,629	-	-	-	-	339,774
UEG Araucária	133,119	3,241	-	-	-	-	136,360
Compagás	113,375	2,855	-	-	-	-	116,230
Elejor	52,403	1,866	-	-	-	-	54,269
Elejor - concession rights	17,534	-	-	-	(188)	-	17,346
	10,347,346	358,450	(2,699)	-	(188)	-	10,702,909
Jointly-controlled entities (16.3)
Dominó Holdings	379,669	18,075	(21,555)	-	-	-	376,189
Cutia	5,247	(132)	-	330 (1)	-	-	5,445
Cutia - concession rights	5,809	-	-	-	-	-	5,809
	390,725	17,943	(21,555)	330	-	-	387,443
Associates (16.4)
Sercomtel	10,567	(3,167)	-	-	-	-	7,400
Dona Francisca Energética	59,753	2,033	-	-	-	-	61,786
Foz do Chopim Energética	15,872	1,919	-	-	-	(1,967)	15,824
Carbocampel	1,413	(1)	-	-	-	-	1,412
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	180	(1)	-	-	-	-	179
Escoelectric	-	(15)	-	15 (2)	-	-	-
	88,085	768	-	15	-	(1,967)	86,901
Other investm ents (16.5)
Finam (16.5.1)	1,323	-	(189)	-	-	-	1,134
Finor (16.5.1)	312	-	(45)	-	-	-	267
Investco S.A.	9,282	-	(216)	-	-	-	9,066
Advance w ith the purpose of future
investment (16.5.2)	46,631	-	-	17,955 (1)	-	-	64,586
Other investments	7,210	-	(296)	-	-	-	6,914
	64,758	-	(746)	17,955	-	-	81,967
	10,890,914	377,161	(25,000)	18,300	(188)	(1,967)	11,259,220
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase

Parent Company	Balance as of January 1, 2012 Restated	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2)	Amortization of concession rights	Proposed dividends and JCP	Balance as of March 31, 2012 Restated
Subsidiaries (16.2)
Copel Geração e Transmissão	5,742,236	166,910	752	-	-	-	5,909,898
Copel Distribuição	3,671,986	114,673	(6,007)	-	-	-	3,780,652
Copel Telecomunicações	288,107	8,818	-	-	-	-	296,925
UEG Araucária	127,445	513	-	-	-	-	127,958
Compagás	105,305	2,814	-	-	-	-	108,119
Elejor	33,170	5,607	-	-	-	-	38,777
Elejor - concession rights	18,289	-	-	-	(188)	-	18,101
Centrais Eólicas do Paraná	1,225	13	-	-	-	(306)	932
	9,987,763	299,348	(5,255)	-	(188)	(306)	10,281,362
Jointly-controlled entities (16.3)
Dominó Holdings	345,953	14,276	-	-	-	-	360,229
Cutia	4,310	(98)	-	1,384 (1)	-	-	5,596
Cutia - concession rights	5,809	-	-	-	-	-	5,809
	356,072	14,178	-	1,384	-	-	371,634
Associates (16.4)
Sercomtel Telecomunicações	70,341	(2,135)	-	-	-	-	68,206
Dona Francisca	53,061	1,913	-	-	-	-	54,974
Foz do Chopim	17,402	2,474	-	-	-	(2,146)	17,730
Carbocampel	1,307	(16)	-	143 (2)	-	-	1,434
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	165	3	-	-	-	-	168
	142,576	2,239	-	143	-	(2,146)	142,812
Other investm ents (16.5)
Finam (16.5.1)	2,267	-	-	-	-	-	2,267
Finor (16.5.1)	613	-	-	-	-	-	613
Investco S.A.	8,345	-	-	-	-	-	8,345
Advance w ith the purpose of future investment (16.5.2)	38,945	-	-	6,728 (1)	-	-	45,673
Other investments	6,496	-	1,190	-	-	-	7,686
	56,666	-	1,190	6,728	-	-	64,584
	10,543,077	315,765	(4,065)	8,255	(188)	(2,452)	10,860,392
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase

Consolidated	Balance as of January 1, 2013 Restated	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2)		Proposed dividends and JCP	Balance as of March 31, 2013
Jointly-controlled entities (16.3)
Dominó Holdings	379,669	18,075	(21,555)	-		-	376,189
Cutia	5,247	(132)	-	330	(2)	-	5,445
Costa Oeste	1,049	412	-	2,785	(2)	-	4,246
Marumbi	2,212	141	-	5,557	(2)	-	7,910
Transmissora Sul Brasileira	9,577	147	-	9,665	(2)	-	19,389
Caiuá	7,747	45	-	4,900	(2)	-	12,692
Integração Maranhense	9,630	101	-	5,684	(2)	-	15,415
Matrinchã	10,130	174	-	38,216	(2)	(20)	48,500
Guaraciaba	6,963	(123)	-	4,680	(2)	-	11,520
	432,224	18,840	(21,555)	71,817		(20)	501,306
Associates (16.4)
Sercomtel Telecomunicações	10,567	(3,167)	-	-		-	7,400
Dona Francisca	59,753	2,033	-	-		-	61,786
Foz do Chopim	15,872	1,919	-	-		(1,967)	15,824
Carbocampel	1,413	(1)	-	-		-	1,412
Dois Saltos	300	-	-	-		-	300
Copel Amec	180	(1)	-	-		-	179
Escoelectric	-	(15)	-	15	(2)	-	-
	88,085	768	-	15		(1,967)	86,901
Other investments (16.5)
Finam (16.5.1)	1,323	-	(189)	-		-	1,134
Finor (16.5.1)	312	-	(45)	-		-	267
Investco S.A.	9,282	-	(216)	-		-	9,066
Assets for future use	4,290	-	-	-		-	4,290
Advance w ith the purpose of future investment (16.5.2)	46,631	-	-	17,955	(1)	-	64,586
Other investments	8,397	-	(296)	2	(1)	-	8,103
	70,235	-	(746)	17,957		-	87,446
	590,544	19,608	(22,301)	89,789		(1,987)	675,653
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase

Consolidated	Balance as of January 1, 2012 Restated	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2)	Proposed dividends and JCP	Other	Balance as of March 31, 2012 Restated
Jointly-controlled entities (16.3)
Dominó Holdings	345,953	14,276	-	-	-	-	360,229
Cutia	4,310	(98)	-	1,384 (1)	-	-	5,596
Costa Oeste	204	(56)	-	-	-	(21)	127
Marumbi	8	-	-	-	-	-	8
Transmissora Sul Brasileira	2	-	-	800 (2)	-	-	802
	350,477	14,122	-	2,184	-	(21)	366,762
Associates (16.4)
Sercomtel Telecomunicações	70,341	(2,135)	-	-	-	-	68,206
Dona Francisca	53,061	1,913	-	-	-	-	54,974
Foz do Chopim	17,402	2,474	-	-	(2,146)	-	17,730
Carbocampel	1,307	(16)	-	143 (2)	-	-	1,434
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	165	3	-	-	-	-	168
	142,576	2,239	-	143	(2,146)	-	142,812
Other investments (16.5)
Finam (16.5.1)	2,267	-	-	-	-	-	2,267
Finor (16.5.1)	613	-	-	-	-	-	613
Investco S.A.	8,345	-	-	-	-	-	8,345
Assets for future use	4,290	-	-	-	-	-	4,290
Advance with the purpose of future investment (16.5.2)	38,945	-	-	6,728 (1)	-	-	45,673
Other investments	7,683	-	1,190	-	-	-	8,873
	62,143	-	1,190	6,728	-	-	70,061
	555,196	16,361	1,190	9,055	(2,146)	(21)	579,635
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase

16.2    Parent Company

Parent Company	Main Activity	Percentage of share capital
		Copel	Copel GET	Noncontrolling shareholders
Copel Geração e Transmissão S.A. (Copel GET)	Production and transmission of electricity	100.00	-	-
Copel Distribuição S.A.	Distribution and marketing of electricity	100.00	-	-
Copel Telecomunicações S.A.	Telecommunication and communication services	100.00	-	-
Companhia Paranaense de Gás - Compagás	Distribution of pipeline gas	51.00	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Production of electricity	70.00	-	30.00
UEG Araucária Ltda.	Production of electricity from natural gas	20.00	60.00	20.00

Management performed the judgments required by CPC (R3) - Consolidated Statements, and concluded that the Company has all the required attributes to determine the control over the companies Compagas, Elejor and UEG Araucária, i.e., it is exposed to, or have rights to, variable returns deriving from its involvement in the investees and has the ability of affecting those returns by means of its power over them.

16.2.1     Financial statements of subsidiaries

ASSETS 03.31.2013	GET	DIS	TEL	COM	ELE	UEG

Total assets	9,738,821	8,863,999	446,365	299,233	753,640	687,837
Current assets	1,528,537	2,757,293	80,703	91,500	39,844	241,742
Cash and cash equivalents	228,665	863,660	30,857	40,275	10,345	20,046
Bonds and securities	129,251	177,188	-	-	9,922	184,458
Collaterals and escrow accounts	4,317	27,989	-	1,165	-	-
Trade accounts receivable	640,442	1,026,229	26,612	40,187	18,060	-
Dividends receivable	20	-	-	-	-	-
CRC transferred to the State Government of Paraná	-	77,322	-	-	-	-
Accounts receivable related to the concession	4,159	-	-	-	-	-
Accounts receivable related to the concession extension	352,161	-	-	-	-	-
Other receivables	112,574	389,697	2,785	700	146	37,041
Inventories	30,406	93,667	10,264	888	-	-
Income Tax and Social Contribution	10,198	41,246	6,909	645	1,147	42
Other current recoverable taxes	14,742	45,961	3,077	7,349	11	155
Prepaid expenses	1,602	14,334	199	291	213	-
Noncurrent assets	8,210,284	6,106,706	365,662	207,733	713,796	446,095
Long Term Assets	1,070,474	4,759,687	21,885	16,984	27,047	14,404
Bonds and securities	98,868	51,001	-	-	-	-
Collaterals and escrow accounts	-	42,617	-	-	-	-
Trade accounts receivable	-	18,610	-	3,950	-	-
CRC transferred to the State Government of Paraná	-	1,299,073	-	-	-	-
Judicial deposits	26,824	282,819	1,034	302	70	249
Accounts receivable related to the concession	261,455	2,446,204	-	-	-	-
Accounts receivable related to the concession extension	629,765	-	-	-	-	-
Advances to suppliers	-	-	-	12,520	-	-
Other receivables	2,785	4,752	-	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	14,155
Other current recoverable taxes	50,777	58,515	8,052	-	-	-
Deferred income tax and social contribution	-	556,096	12,799	-	26,977	-
Prepaid expenses	-	-	-	212	-	-
Investments	530,217	4,012	-	-	-	-
Property, Plant and Equipment, net	6,567,217	-	324,052	-	479,270	431,479
Intangible Assets	42,376	1,343,007	19,725	190,749	207,479	212

LIABILITIES 03.31.2013	GET	DIS	TEL	COM	ELE	UEG

Total liabilities	9,738,821	8,863,999	446,365	299,233	753,640	687,837
Current liabilities	1,336,457	2,874,670	48,392	65,003	67,380	6,040
Payroll, Social Charges and Accruals	94,200	206,855	22,195	4,883	205	97
Associated companies and Parent Company	-	868,289	-	-	-	-
Suppliers	246,781	938,731	11,084	53,179	10,950	2,953
Income Tax and Social Contribution payable	196,364	-	1,485	-	-	1,566
Other taxes due	19,707	157,825	3,274	1,765	1,952	1,396
Loans and financing	71,235	167,809	960	-	-	-
Debentures	-	31,482	-	-	-	-
Minimum compulsary dividend payable	635,489	253,863	7,982	4,929	3,931	-
Post-employment benefits	6,819	18,107	877	-	-	-
Regulatory charges	24,292	16,091	-	-	-	-
Research and Development and Energy Efficiency	14,373	138,910	-	-	1,617	-
Accounts payable related to concession - Use of Public Prope	893	-	-	-	47,593	-
Other accounts payable	26,304	76,708	535	247	1,132	28
Noncurrent liabilities	1,830,399	2,522,364	58,199	6,326	608,733	-
Associated companies and Parent Company	-	-	-	-	233,736	-
Suppliers	90,922	-	-	-	-	-
Deferred income tax and social contribution	541,157	-	-	2,913	-	-
Loans and Financing	423,301	612,907	37,205	-	-	-
Debentures	-	998,070	-	-	-	-
Post-employment benefits	212,430	451,149	19,834	2,807	-	-
Research and Development and Energy Efficiency	47,672	72,255	-	-	-	-
Accounts payable related to concession - Use of Public Prope	28,058	-	-	-	374,405	-
Provision for contingencies	486,859	387,983	1,160	606	592	-
Equity	6,571,965	3,466,965	339,774	227,904	77,527	681,797
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440
Equity valuation adjustments	1,265,158	(65,638)	1,139	-	2,088	-
Legal reserve	247,134	135,294	6,706	17,295	2,444	-
Profit retention reserve	1,123,315	840,155	79,902	62,983	34,827	-
Unrealized revenue reserve	-	-	-	6,084	-	-
Accumulated Profit (losses)	430,364	(67,687)	11,629	5,599	2,665	(25,643)

STATEMENT OF INCOME 03.31.2013	GET	DIS	TEL	COM	ELE	UEG

Income from sale of goods and/or services	868,331	1,399,537	45,219	93,941	49,978	33,414
Cost of goods and/or services sold	(303,222)	(1,551,005)	(28,109)	(85,829)	(26,263)	(15,129)
Equity in Income of Subsidiaries	10,622	-	-	-	-	-
Net Income before financial results and taxes	575,731	(151,468)	17,110	8,112	23,715	18,285
Financial Income	33,588	50,945	485	986	(19,714)	2,994
Operating Profit (losses)	609,319	(100,523)	17,595	9,098	4,001	21,279
Income tax and social contribution	(248,202)	-	(5,867)	(3,525)	-	(5,073)
Deferred income tax and social contribution	45,429	32,836	(99)	26	(1,336)	-
Net Income for the period	406,546	(67,687)	11,629	5,599	2,665	16,206

16.2.2     Consolidated statement of income segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form.

STATEMENT OF INCOME 03.31.2013	GET	DIS	TEL	COM	ELE	UEG	Holding	Eliminations	Consolidated

NET OPERATING INCOME	868,331	1,399,537	45,219	93,941	49,978	33,414	-	(110,010)	2,380,410
Electricity sales to final customers	103,089	668,767	-	-	-	-	-	(661)	771,195
Electricity sales to distributors	726,726	24,453	-	-	49,978	-	-	(76,390)	724,767
Charges for the use of the main transmission grid	35,487	496,356	-	-	-	-	-	(18,843)	513,000
Construction revenues	(4,515)	176,082	-	9,624	-	-	-	-	181,191
Revenues from telecommunications	-	-	43,537	-	-	-	-	(10,835)	32,702
Distribution of piped gas	-	-	-	79,221	-	-	-	-	79,221
Leases and rentals	228	18,184	1,619	-	-	33,414	-	(1,596)	51,849
Other operating revenues	7,316	15,695	63	5,096	-	-	-	(1,685)	26,485
OPERATING COSTS AND EXPENSES	(303,222)	(1,551,005)	(28,109)	(85,829)	(26,263)	(15,129)	17,645	109,961	(1,881,951)
Energy purchased for resale	(29,905)	(877,740)	-	-	(10,634)	-	-	76,577	(841,702)
Charges from use of grid system	(50,860)	(114,310)	-	-	(3,180)	(3,203)	-	19,476	(152,077)
Personnel and management	(55,585)	(166,174)	(11,618)	(5,081)	(625)	(280)	(2,136)	-	(241,499)
Private pension and health plans	(10,696)	(28,993)	(1,932)	(398)	-	-	(115)	-	(42,134)
Materials	(3,096)	(14,013)	(380)	(319)	(50)	(22)	-	-	(17,880)
Raw material and supplies - energy production	(3,279)	-	-	-	-	(982)	-	-	(4,261)
Natural gas and supplies - gas operations	-	-	-	(62,311)	-	-	-	-	(62,311)
Third parties services	(20,883)	(72,156)	(4,229)	(3,771)	(2,817)	(2,136)	(586)	15,191	(91,387)
Depreciation and amortization	(70,793)	(50,078)	(7,299)	(3,493)	(6,674)	(8,314)	(190)	-	(146,841)
Provisions and reversals	(13,156)	(29,299)	(311)	242	-	-	22,988	-	(19,536)
Construction cost	(9,092)	(176,082)	-	(9,624)	-	-	-	-	(194,798)
Compensation for use of water resources	(24,989)	-	-	-	(1,877)	-	-	-	(26,866)
Other costs and operational expenses	(10,888)	(22,160)	(2,340)	(1,074)	(406)	(192)	(2,316)	(1,283)	(40,659)
EQUITY IN EARNINGS OF SUBSIDIARIES	10,622	-	-	-	-	-	377,161	(368,175)	19,608
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	575,731	(151,468)	17,110	8,112	23,715	18,285	394,806	(368,224)	518,067
Financial income (expense)	33,588	50,945	485	986	(19,714)	2,994	4,565	50	73,899
OPERATIONAL PROFIT	609,319	(100,523)	17,595	9,098	4,001	21,279	399,371	(368,174)	591,966
Income tax and social contribution	(248,202)	-	(5,867)	(3,525)	-	(5,073)	-	-	(262,667)
Deferred income tax and social income	45,429	32,836	(99)	26	(1,336)	-	(7,499)	-	69,357
NET INCOME (LOSS) FOR THE YEAR	406,546	(67,687)	11,629	5,599	2,665	16,206	391,872	(368,174)	398,656

16.3    Jointly-controlled entities

Jointly controlled	Headquarters	Main activity	Equity + Afac	Percentage of share capital %		Book value of share capital
				Copel	Copel GET

Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company	835,976	45.00	-	376,189
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	8,326	-	51.00	4,246
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	9,887	-	80.00	7,910
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	96,944	-	20.00	19,389
Cutia Empreendimentos Eólicos SPE S.A.	São Paulo/SP	Production of electricity from w ind sources	10,911	49.90	-	5,445
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	25,902	-	49.00	12,692
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	31,459	-	49.00	15,415
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Curitiba/PR	Transmission of electricity	98,979	-	49.00	48,500
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Curitiba/PR	Transmission of electricity	23,510	-	49.00	11,520
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	1	-	24.50	0

Management performed judgments required by CPC 36 (R3) - Consolidated Statements, and concluded that the Company controls those companies, in cooperation with the other investors.

Shared controls result from agreements entered into between shareholders irrespective of the interest ownership interest percentage.

16.3.1     Main groups of assets, liabilities and results of jointly-controlled

03.31.2013	Dominó (1)	Costa Oeste (2)	Marumbi (2)	Sul Brasileira (2)	Cutia (2)	Caiuá (2)	Integração	Maranhense (2)	Guaraciaba (2)	Paranaíba (2)
Assets	878,406	9,697	10,916	138,886	11,370	30,436	51,889	99,562	23,942	1
Current assets	35,989	2,401	8,545	25,951	551	1,185	2,789	34,246	9,384	1
Cash and cash equivalents	7,174	2,381	8,527	25,218	302	923	2,400	34,185	8,925	1
Other current assets	28,815	20	18	733	249	262	389	61	459	-
Noncurrent assets	842,417	7,296	2,371	112,935	10,819	29,251	49,100	65,316	14,558	-
.
Liabilities	878,406	9,697	10,916	138,886	11,370	30,436	51,889	99,562	23,942	1
Current liabilities	42,430	1,201	945	41,584	30	2,665	16,756	583	432	-
Noncurrent liabilities	-	5,629	7,030	88,549	429	20,573	24,047	77,990	9,549	-
Financial liabilities	-	-	-	-	429	-	-	-	-	-
Advance for future capital increase	-	5,459	6,946	88,191	-	18,704	20,373	77,990	9,549	-
Other noncurrent liabilities	-	170	84	358	-	1,869	3,674	-	-	-
Equity	835,976	2,867	2,941	8,753	10,911	7,198	11,086	20,989	13,961	1

Statement of Income
Net operating income	-	1,832	1,394	49,633	-	10,309	27,426	57,578	10,916	-
Depreciation and amortization	-	(1)	-	(1)	(1)	-	-	-	-	-
Other operating costs and expenses	2,471	(1,046)	(1,234)	(48,823)	(267)	(10,102)	(27,047)	(57,532)	(11,319)	-
Interest income	4,455	-	-	-	-	-	-	-	-	-
Other financial income (expense)	124	23	68	284	2	17	26	310	152	-
Equity in income of subsidiaries	35,563	-	-	-	-	-	-	-	-	-
Income tax and social contribution	(2,445)	1	(52)	(356)	-	(132)	(199)	-	-	-
Profit (loss) for the period	40,168	809	176	737	(266)	92	206	356	(251)	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	40,168	809	176	737	(266)	92	206	356	(251)	-
(1) Balances adjusted to accounting practices (2) Pre- operating stage

16.4    Associates

Affiliates	Headquarters	Main activity	Equity + Afac	Percentage of share capital Copel %	Book value of share capital
Sercomtel S.A. Telecomunicações	Londrina/PR	Telecommunications	16,444	45.00	7,400
Dona Francisca Energética S.A.	Agudo/RS	Electric Power	268,283	23.03	61,786
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Power	44,239	35.77	15,824
Carbocampel S.A.	Figueira/PR	Coal exploration	2,882	49.00	1,412
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda.	Curitiba/PR	Electric Power	1,000	30.00	300
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	372	48.00	179
Escoelectric Ltda.	Curitiba/PR	Services	(573)	40.00	-

16.4.1     Main groups of assets, liabilities and results of associates

03.31.2013	Sercomtel (1)	Foz do Chopim	Dona Francisca (1)	Dois Saltos (2)	Copel Amec	Carbocampel	Escoeletric

Assets	184,746	47,462	309,946	1,579	372	3,565	1,856
Current assets	27,576	6,410	125,943	151	372	116	1,343
Noncurrent assets	157,170	41,052	184,003	1,428	-	3,449	513

Liabilities	184,746	47,462	309,946	1,579	372	3,565	1,856
Current liabilities	51,499	3,223	28,910	-	-	683	842
Noncurrent liabilities	116,803	-	12,753	579	-	-	2,283
Equity	16,444	44,239	268,283	1,000	372	2,882	(1,269)

Statement of Income
Net operating income	31,811	9,344	25,345	-	-	-	-
Operating costs and expenses	(39,308)	(3,674)	(13,038)	-	(1)	(2)	(67)
Financial income (expense)	258	35	978	-	(2)	-	-
Income tax and social contribution	135	(339)	(1,182)	-	-	-	-
Profit (loss) for the period	(7,104)	5,366	12,103	-	(3)	(2)	(67)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income for the p	(7,104)	5,366	12,103	-	(3)	(2)	(67)
(1) Balances adjusted to accounting practices (2) Pre- operating stage

16.5    Other investments

16.5.1     Other investments classified as available for sale

Quantity of quota		Average price in March 2013 (R$ per thousand shares)	Market Value Thousand R$
			03.31.2013
Finam	18,891,053	0.06	1,134
Finor	1,114,618	0.24	267
			1,401

Company	Quantity of shares	Type	Quotation - 03.28.2013 stock exchange R$ per share	Market value R$ thousand
Tractebel Energia S.A.	180,888	ON	34.74	6,284
Eletrosul - Centrais Elétricas S.A.	14,195	ON	-	-
Telefônica Brasil S.A.	7,859	ON	47.50	373
Telefônica Brasil S.A.	675	PN	53.95	36
TIM Participações S.A.	11,804	ON	8.92	105
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	39.00	64
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	0.74	6
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	0.48	1
Embratel Participações S.A.	2,476,773	ON	0.0120	30
Embratel Participações S.A.	301,949	PN	0.0120	4
Telebras - Telecomunicações Brasileiras S.A.	377	ON	8.93	3
Telebras - Telecomunicações Brasileiras S.A.	30	PN	5.48	0
Empresa Brasileira de Aeronáutica S.A.	14	ON	18.00	0
				6,906

16.5.2     Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries.

The funds provided, which amount to R$ 64,586, were classified as an advance for future investment. In case the approvals are not obtained, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index – IGPM.  The approvals by ANEEL and Cade were obtained, awaiting the completion of the procedure with BNDES.

17         Property, Plant and Equipment

17.1    Fixed Asset by company

Consolidated	Cost	Accum ulated depreciation	Net book Value	Cost	Accum ulated depreciation	Net book Value
			03.31.2013			12.31.2012
						Restated
In service
Copel Geração e Transmissão	12,362,736	(7,170,753)	5,191,983	11,491,186	(7,101,472)	4,389,714
Copel Telecomunicações	495,745	(298,007)	197,738	498,571	(294,255)	204,316
Elejor	591,771	(127,164)	464,607	591,738	(122,685)	469,053
UEG Araucária	666,758	(238,218)	428,540	666,750	(229,920)	436,830
	14,117,010	(7,834,142)	6,282,868	13,248,245	(7,748,332)	5,499,913
In progress
Copel Geração e Transmissão	1,375,249	-	1,375,249	2,245,507	-	2,245,507
Copel Telecomunicações	126,314	-	126,314	114,825	-	114,825
Elejor	14,663	-	14,663	11,386	-	11,386
UEG Araucária	2,939	-	2,939	137	-	137
	1,519,165	-	1,519,165	2,371,855	-	2,371,855
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	(15)	-	(15)
	(15)	-	(15)	(15)	-	(15)
	15,636,160	(7,834,142)	7,802,018	15,620,085	(7,748,332)	7,871,753

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution n° 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2,003/96.

17.2    Changes in Property, Plant and Equipment

		Fixed asset
Balances	In service	In progress	Consolidated
Balance as of January 1, 2013 - Restated	5,499,913	2,371,840	7,871,753
Investment program paid	-	10,201	10,201
Investment program to pay	-	10,601	10,601
Fixed assets for projects	873,369	(873,369)	-
Transfers of accounts receivable related to the concession	(737)	-	(737)
Depreciation quotas to profit and loss	(88,989)	-	(88,989)
Depreciation quotas - Pasep/Cofins credits	(233)	-	(233)
Write off	(455)	(123)	(578)
Balance as of March 31, 2013	6,282,868	1,519,150	7,802,018

		Fixed asset
Balances	In service	In progress	Consolidated
Balance as of January 1, 2012 - Restated	5,745,134	1,463,983	7,209,117
Investment program paid	-	216,804	216,804
Provision for contingences	-	2,159	2,159
Fixed assets for projects	2,124	(2,124)	-
Depreciation quotas to profit and loss	(84,957)	-	(84,957)
Depreciation quotas - Pasep/Cofins credits	(426)	-	(426)
Write off	(6)	(4)	(10)
Balance as of March 31, 2012 - Restated	5,661,869	1,680,818	7,342,687

17.3    Asset by type of account – in service and in progress

Consolidated	Cost	Accumulated depreciation	Net book Value	Cost	Accumulated depreciation	Net book Value
			03.31.2013			12.31.2012
						Restated
In service
Reservoirs, dams and aqueducts	7,519,800	(4,378,681)	3,141,119	7,108,618	(4,341,971)	2,766,647
Machinery and equipment	4,772,284	(2,446,425)	2,325,859	4,509,319	(2,406,775)	2,102,544
Buildings	1,494,592	(971,110)	523,482	1,379,133	(963,086)	416,047
Land	261,746	-	261,746	183,024	-	183,024
Vehicles	57,474	(29,943)	27,531	57,474	(28,580)	28,894
Furniture and tools	11,114	(7,983)	3,131	10,677	(7,920)	2,757
	14,117,010	(7,834,142)	6,282,868	13,248,245	(7,748,332)	5,499,913
In progress	1,519,165	-	1,519,165	2,371,855	-	2,371,855
Special liabilities	(15)	-	(15)	(15)	-	(15)
	15,636,160	(7,834,142)	7,802,018	15,620,085	(7,748,332)	7,871,753

17.4    Consórcio Energético Cruzeiro do Sul - Mauá Hydroelectric Power Plant (HPP)

Consórcio Energético Cruzeiro do Sul is owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 363 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

On June 28, 2012, the gates of the river’s deviation structures were closed and the reservoir started to be filled. Generating units 1, 2 and 3 of the venture entered into commercial operation on last semester, and Generating Units 4 and 5 entered into commercial operation in January 2013.

17.5    Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the UHE Colíder project for financial support feasibility analysis.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 122.06/MWh as of March 31, 2013). A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011.

In March 2013 the dam’s left bank was still being excavated and the right bank was still being land filled. The spillway was being concreted and the flood gates’ fixed parts was being assembled. The powerhouse was being concreted and the suction tubes and the traveler were being assembled. The substation was land filled. The excavations for the fish ladder were also under way.

The expenditures in this venture are recorded in fixed assets in progress account group. On March 31, 2013, the balance in fixed assets in progress on the project totaled R$ 1,126,817.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Hydroelectric  Power Plant amounted to R$ 412,341 as of March 31, 2013.

17.6    Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction no. 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II Small Hydropower Plant, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance no. 133 of the Ministry of Mines and Energy.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

The Cavernoso II SHP’s power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 173.44/MWh as of March 31, 2013). A total of 7.73 averages MW were sold, for supply starting in January 2013 for 30 years. The project’s assured power, set forth under Ordinance no. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW.

The service order that authorizes the commencement of the mobilization and subsequent initiation of the construction works was signed on April 18, 2011.

The expenses incurred on this venture are recorded under property, plant and equipment. As of March 31, 2013 the balance in property, plant and equipment in progress for the venture amounted to R$ 111,187.

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso Small Hydropower Plant amounted to R$ 3,136 as of March 31, 2013.

17.7    Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim river will be studied.

The expenditures on this project are recorded under Fixed Assets under Construction in proportion to the share. At March 31, 2013, the balance in fixed assets in progress on the venture totaled R$ 5,227.

18         Intangible Assets

Consolidated	Concession and autorization rights		Concession contracts		Right to use software		Other	03.31.2013
	cost	accumulated amortization (1)	cost	accumulated amortization (1)	cost	accumulated amortization (2)
In service
Assets w ith finite useful life
Copel Geração e Transmissão	-	-	12,905	(145)	15,158	(4,166)	43	23,795
Copel Distribuição	-	-	3,708,822	(3,166,899)	-	-	-	541,923
Copel Distribuição-Special Liabilities	-	-	(322,027)	222,788	-	-	-	(99,239)
Copel Telecomunicações	-	-	-	-	25,818	(7,426)	-	18,392
Compagás	-	-	218,119	(90,323)	4,411	(2,996)	-	129,211
Elejor	-	-	263,920	(62,727)	-	-	6,259	207,452
UEG Araucária	-	-	-	-	373	(161)	-	212
Concession Right - Elejor	22,626	(5,280)	-	-	-	-	-	17,346
Concession Right - Cutia	5,809	-	-	-	-	-	-	5,809
	28,435	(5,280)	3,881,739	(3,097,306)	45,760	(14,749)	6,302	844,901
Assets w ith indefinite useful life						-
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,280)	3,881,739	(3,097,306)	45,760	(14,749)	6,341	844,940
In progress						-
Copel Geração e Transmissão	-	-	15,734	-	1,452	-	1,377	18,563
Copel Distribuição	-	-	1,000,518	-	-	-	-	1,000,518
Copel Distribuição-obrig. especiais	-		(100,195)	-	-	-	-	(100,195)
Copel Telecomunicações	-	-	-	-	1,326	-	7	1,333
Compagás	-	-	61,517	-	-	-	-	61,517
Elejor	-	-	-	-	-	-	27	27
	-	-	977,574	-	2,778	-	1,411	981,763
								1,826,703
(1) Amortization over the concession period (2) Annual amortization rate: 20%

Consolidated	Concession and autorization rights		Concession contracts		Right to use software		Other	12.31.2012 Restated
	cost	accumulated amortization (1)	cost	accumulated amortization (1)	cost	accumulated amortization (2)
In service
Assets w ith finite useful life
Copel Geração e Transmissão	-	-	12,905	(36)	15,158	(3,511)	43	24,559
Copel Distribuição	-	-	3,713,620	(3,113,508)	-	-	-	600,112
Copel Distribuição-Special Liabilities	-	-	(320,627)	211,651	-	-	-	(108,976)
Copel Telecomunicações	-	-	-	-	25,819	(6,319)	-	19,500
Compagás	-	-	217,446	(86,920)	4,070	(2,906)	-	131,690
Elejor	-	-	263,920	(60,532)	-	-	5,927	209,315
UEG Araucária	-	-	-	-	360	(145)	-	215
Concession Right - Elejor	22,626	(5,092)	-	-	-	-	-	17,534
Concession Right - Cutia	5,809	-	-	-	-	-	-	5,809
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	5,970	899,758
Assets w ith indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	6,009	899,797
In progress
Copel Geração e Transmissão	-	-	15,101	-	991	-	4,312	20,404
Copel Distribuição	-	-	898,361	-	-	-	-	898,361
Copel Distribuição-obrig. especiais	-	-	(83,748)	-	-	-	-	(83,748)
Copel Telecomunicações	-	-	-	-	1,467	-	7	1,474
Compagás	-	-	52,837	-	-	-	-	52,837
Elejor	-	-	-	-	-	-	27	27
	-	-	882,551	-	2,458	-	4,346	889,355
								1,789,152
(1) Amortization over the concession period (2) Annual amortization rate: 20%

Changes in intangible assets

	Concession contracts				Concession and autorization rights	Other		Consolidated
	In service	In progress	Special Liabilities			In service	In progress
Balances			In service	In progress
Balance as of January 1, 2013 - Restated	946,895	966,299	(108,976)	(83,748)	23,343	38,535	6,804	1,789,152
Investment program	-	194,542	-	-	-	-	(656)	193,886
Customers' financial participation	-	-	-	(32,196)	-	-	-	(32,196)
Aneel concession - use of public assets	-	633	-	-	-	-	-	633
Transfers to accounts receivable related
to the concession (Note 9.1)	-	(75,295)	-	14,349	-	-	-	(60,946)
Transfers to intangible assets in service	8,406	(8,406)	(1,400)	1,400	-	686	(686)	-
Amortization of quotas - concession and autorization	(66,310)	-	10,524	-	(188)	(1,877)	-	(57,851)
Amortization of quotas - Pasep/Cofins credits	(3,523)	-	613	-	-	9	-	(2,901)
Write off	(1,796)	(4)	-	-	-	(1)	(1,273)	(3,074)
Balance as of March 31, 2013	883,672	1,077,769	(99,239)	(100,195)	23,155	37,352	4,189	1,826,703

	Concession contracts				Concession and autorization rights	Other		Consolidated
	In service	In progress	Special Liabilities			In service	In progress
Balances			In service	In progress
Balance as of January 1, 2012 - Restated	1,224,874	674,591	(200,444)	(40,457)	24,098	4,271	30,011	1,716,944
Investment program	-	147,239	-	-	-	-	1,229	148,468
Customers' financial participation	-	-	-	(2,054)	-	-	-	(2,054)
Aneel concession - use of public assets	-	2	-	-	-	-	-	2
Transfers to accounts receivable related
to the concession	(136,658)	(14,457)	45,688	603	-	-	-	(104,824)
Transfers to intangible assets in service	2,947	(2,947)	39	(39)	-	10	(10)	-
Amortization of quotas - concession and autorization	(65,655)	-	9,941	-	(188)	(285)	-	(56,187)
Amortization of quotas - Pasep/Cofins credits	(5,750)	-	3,003	-	-	-	-	(2,747)
Write off	(328)	(24)	-	-	-	-	-	(352)
Balance as of March 31, 2012 - Restated	1,019,430	804,404	(141,773)	(41,947)	23,910	3,996	31,230	1,699,250

19         Payroll, Social Charges and Accruals

		Consolidated
	03.31.2013	12.31.2012
		Restated
Social security liabilities
Taxes and social contribution	29,004	61,312
Social security charges on paid vacation and 13th salary	31,578	34,160
	60,582	95,472
Labor liabilities
Payroll, net	5,620	3,015
Vacation and 13th salary	92,331	96,746
Profit sharing	29,940	29,940
Profit sharing for the period	7,538	-
Voluntary redundancy	132,706	158,781
Assignments to third parties	8	54
	268,143	288,536
	328,725	384,008

20         Suppliers

		Consolidated
	03.31.2013	12.31.2012
		Restated
Energy supplies	660,832	517,982
Materials and supplies	346,322	471,526
Charges for use of grid system	143,477	82,195
Natural gas for resale	51,198	43,681
Natural gas and supplies for the gas business - renegotiation Petrobras	104,342	117,306
	1,306,171	1,232,690
Current	1,219,199	1,131,782
Noncurrent	86,972	100,908

20.1    Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and restated annually according to the IPCA inflation index.

	Supply period	Energy purchased (annual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of pow er from existing facilities
1st Auction - Product 2006	2006 to 2013	812.41	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	37.45	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	51.91	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.76	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	54.37	12.14.2006	104.74
8th Auction- Product 2010 Q5	2010 to 2014	0.01	11.30.2009	99.14
8th Auction- Product 2010 D5	2010 to 2014	0.01	11.30.2009	80.00
10th Auction- Product 2012 Q3	2012 to 2014	15.59	11.30.2011	79.99
		1,016.51
Collateral Share Agreement
CCGF		135.52
		135.52
Auction of pow er from new facilities
1th Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1th Auction- Product 2008 Termo	2008 to 2022	25.56	12.16.2005	132.26
1th Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1th Auction- Product 2009 Termo	2009 to 2023	41.59	12.16.2005	129.26
1th Auction- Product 2010 Hidro	2010 to 2039	69.87	12.16.2005	115.04
1th Auction- Product 2010 Termo	2010 to 2024	65.01	12.16.2005	121.81
3th Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3th Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	19.47	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	137.68	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
		662.43
Structuring projects auction
Santo Antonio	2012 to 2041	52.55	12.10.2007	78.87
Jirau	2013 to 2042	121.73	05.19.2008	71.37
		174.28

21         Loans and Financing

Consolidated	Current liabilities				Noncurrent liabilities
			03.31.2013	12.31.2012	03.31.2013	12.31.2012
	Principal	Charges	Total
Foreign currency
STN (21.1)	2,697	1,247	3,944	3,311	55,216	56,029
Eletrobrás	6	-	6	6	5	5
	2,703	1,247	3,950	3,317	55,221	56,034
Local currency
Banco do Brasil (21.2)	375,319	37,309	412,628	168,624	1,121,935	1,373,235
Eletrobrás (21.3)	53,007	1,320	54,327	54,204	166,750	178,841
Finep (21.4)	2,854	66	2,920	2,014	38,669	27,511
BNDES (21.5)	17,408	604	18,012	18,156	193,057	196,699
Banco do Brasil
Transfer BNDES (21.6)	14,211	485	14,696	14,975	154,426	157,268
	462,799	39,784	502,583	257,973	1,674,837	1,933,554
	465,502	41,031	506,533	261,290	1,730,058	1,989,588

Parent company	Current liabilities				Noncurrent liabilities
			03.31.2013	12.31.2012	03.31.2013	12.31.2012
	Principal	Charges	Total
Foreign currency
STN (21.1)	2,697	1,247	3,944	3,311	55,216	56,029
Local currency
Banco do Brasil (21.2)	260,000	6,529	266,529	24,795	656,645	915,692
	262,697	7,776	270,473	28,106	711,861	971,721

21.1    Department of the National Treasury - STN

Type of bonus	Number of installment	Final maturity	Amortization	Annual rate p.y. (interest + commission)	Principal	Consolidated
						03.31.2013	12.31.2012
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	4,197	4,180
Par Bond	1	04.11.2024	Single installment	8.0% + 0.20%	17,315	22,333	22,548
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	32,630	32,612
						59,160	59,340
					Current	3,944	3,311
				Noncurrent		55,216	56,029
Issue Date: 05.20.1998

Collateral:
Company’s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 17,561 and R$ 25,056 as of March 31, 2013 (R$ 17,820 and R$ 25,426 as of December 31, 2012), respectively (Note 6).

Note:
The restructuring of medium and long-term debt in connection with the financing received under Law nº 4,131/62.

21.2    Banco do Brasil S.A.

Contracts	Issue Date	Num ber of installment	Final maturity	Annual rate p.y. (interest + commission)	Principal	Consolidated
						03.31.2013	12.31.2012
Law 8.727/93 (a)	03.30.1994	240	03.01.2014	TJLP e IGP-M + 5.098%	28,178	242	298
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	438,125	430,932
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	173,022	170,142
Credit Note 330600129 (d)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	29,316	29,911
Credit Note 330600132 (e)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	232,319	236,729
Credit Note 330600151 (f)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,196	18,565
Credit Note 330600156 (g)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,430	14,705
Credit Note 330600157 (h)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	37,454	38,143
Credit Note 330600609 (i)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	591,459	602,434
						1,534,563	1,541,859
					Current	412,628	168,624
				Noncurrent		1,121,935	1,373,235

Company:
Copel Distribuição: (a) (b) (c)
Parent Company: (d) (e) (f) (g) (h) (i)

Annual installm ent
Along with the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b) The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 21.07.2016: (i)

Destination:
Private Credit Assignment Agreement with the Federal Government: (a) Working capital: (b) (c) Only purpose of paying the debts: (d) (e) (f) (g) (h) (i)

Collateral:
Copel’s accounts receivable: (a) Pledge until 360 days: (b) (c)

21.3    Eletrobrás - Centrais Elétricas Brasileiras S.A.

Contracts	Issue Date	Number of installment	Final maturity	Annual rate p.y. (interest + commission)	Principal	Consolidated
						03.31.2013	12.31.2012
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	110,921	119,038
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	15	16
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	425	441
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	160	166
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	198	205
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	85	87
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	52	53
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	3,782	4,059
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	20,419	21,333
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	67,113	69,351
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	16,249	16,525
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,658	1,771
						221,077	233,045
					Current	54,327	54,204
					Noncurrent	166,750	178,841

Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a) National Program for Watering - Proni: (b) (c) (d) (e) (f) (g) Rural Electricity Program - Luz para Todos: (h) (i) (j) (k) National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

Note:
Final Grace Period: 12.30.2012 (k)

21.4    Finep

Contracts	Issue Date	Number of installment	Final maturity	Annual rate p.y. (interest + com mission) Principal		Consolidated
						03.31.2013	12.31.2012
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	2,008	2,295
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	1,416	1,618
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	21,202	15,526
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	16,963	10,086
						41,589	29,525
					Current	2,920	2,014
					Noncurrent	38,669	27,511

Company:
Copel Geração e Transmissão: (a) (b) Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a) Research and Development Project TRA 2007: (b)
Projeto BEL - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)

Collateral:
Withhold the amounts from the checking account in w hich revenues are deposited : (a) (b) (c)

Notes:
(c) In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six installments and divided into subcredit “A” in the amount of R$ 35,095 and subcredit “B” in the amount of R$ 17,103. In contrast, the financed commits to participate in the costs of preparation w ith the minimum value of R$ 8,324.
During the year 2 installments w ere released, namely: subcredit "A" in the amount of R$ 15,645, e subcredit "B" in the amount of R$ 10,162.
The maturity of the 1st installment is February 15,2014.

21.5    BNDES

Contracts	Issue Date	Number of installment	Maturity		Annual rate p.y. (interest + commission)	Principal	Consolidated
			initial	final
							03.31.2013	12.31.2012
820989.1 (a)	03.17.2009	179	03.15.2013	01.15.2028	1.63% above TJLP	169,500	169,152	172,137
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	39,771	39,568
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	2,146	3,150
							211,069	214,855
						Current	18,012	18,156
					Noncurrent		193,057	196,699

Company:
Copel Geração e Transmissão: (a) (b) (c)

Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount.

Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b) Purchase of machinery and equipment: (c)

Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project (a) Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, entered into on 01.19.2009 by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

21.6    Banco do Brasil - Distribution of Funds from BNDES

Contracts	Issue Date	Number of installment	Maturity		Annual rate p.y. (interest + commission)	Principal	Consolidated
			initial	final
							03.31.2013	12.31.2012
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% above TJLP	169,500	169,122	172,243
							169,122	172,243
						Current	14,696	14,975
					Noncurrent		154,426	157,268

Company:
Copel Geração e Transmissão

Financial charges:
It will be paid quarterly during the grace period and monthly after the first payment of the principal amount

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul

Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project

21.7 Breakdown of loans and financing by currency and index

Index and change in foreign currencies accumulated in the period (%)			Consolidated Composition of loans
	03.31.2013	12.31.2012	03.31.2013%		12.31.2012%
Foreign currency
U.S. Dolar	(1.45)	8.94	59,171	2.65	59,351	2.64
			59,171	2.65	59,351	2.64
Local currency
TJLP	1.21	5.75	380,203	17.00	387,111	17.20
IGP-M	0.84	7.81	230	0.01	284	0.01
Ufir	0.00	0.00	110,156	4.93	114,006	5.06
Finel	0.17	1.52	110,921	4.96	119,040	5.29
CDI	1.30	(36.52)	1,534,321	68.59	1,541,561	68.49
TR	0.00	0.29	24,626	1.10	13,998	0.62
Without indexer	-	-	16,963	0.76	15,527	0.69
			2,177,420	97.35	2,191,527	97.36
			2,236,591	100.00	2,250,878	100.00
		Current	506,533		261,290
		Noncurrent	1,730,058		1,989,588

21.8    Maturity of noncurrent installments

Foreign currency		Local currency	Consolidated
			03.31.2013	12.31.2012
2014	1,354	473,361	474,715	730,115
2015	-	594,854	594,854	588,300
2016	-	258,640	258,640	258,572
2017	-	45,418	45,418	46,098
2018	-	44,509	44,509	44,180
2019	-	41,761	41,761	41,435
2020	-	37,804	37,804	37,760
2021	-	27,173	27,173	28,584
2022	-	27,168	27,168	28,580
2023	-	25,524	25,524	26,936
After 2023	53,867	98,625	152,492	159,028
	55,221	1,674,837	1,730,058	1,989,588

21.9    Changes in loans and financing

Consolidated	Foreign currency		Local currency		Total
	current	noncurrent	current	noncurrent
Balance as of January 1, 2013	3,317	56,034	257,973	1,933,554	2,250,878
Funding	-	-	-	12,665	12,665
Charges	674	-	30,027	8,252	38,953
Monetary and exchange variations	(41)	(813)	43	134	(677)
Transfers	-	-	279,768	(279,768)	-
Amortization - principal	-	-	(13,789)	-	(13,789)
Amortization - interest and variation	-	-	(51,439)	-	(51,439)
Balance as of March 31, 2013	3,950	55,221	502,583	1,674,837	2,236,591

Consolidated	Foreign currency		Local currency		Total
	current	noncurrent	current	noncurrent
Balance as of January 1, 2012	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	44,723	44,723
Charges	637	-	37,098	13,499	51,234
Monetary and exchange variations	(106)	(1,544)	43	316	(1,291)
Transfers	-	-	(3,868)	3,868	-
Amortization - principal	-	-	(8,856)	-	(8,856)
Amortization - interest and variation	-	-	(68,061)	-	(68,061)
Balance as of March 31, 2012	5,021	52,411	68,353	2,066,436	2,192,221

21.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contract loan which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At March 31, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

22         Debentures

22.1    Debentures - Copel Distribuição

Debentures 1st issue	Issue Date	Number of installment	Final Maturity		Annual rate p.y. (interest)	Principal	Consolidated
			1st installment	2nd installment
							03.31.2013	12.31.2012
Single series	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,029,552	1,010,677
							1,029,552	1,010,677
						Current	31,482	12,719
						Noncurrent	998,070	997,958

Characteristics:
On October 22, 2012 the first issue of simple, unconvertible, unsecured debentures, in a single batch by Copel Distribuição S/A. w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$1,000,000.
100,000 notes were issued with a unit value of R$10.
The debentures' unit values will not be adjusted for inflation.

Finance charges:
Bear interest at the rate of 100% of the daily average rates of interbank extragroup deposits as a percentage, plus a spread or surcharge of 0.99% p.y., paid half-yearly in April and October.

Allocation:
Working capital or used to make investments in the issuer.

Collaterals:
Personal guarantee

Guarantor:
Companhia Paranense de Energia - Copel

Trustee:
C&D Distribuidora de Títulos e Valores Mobilíarios S.A.

22.2    Change in debentures

	Local currency		Total
Consolidated	Current	Noncurrent
Balance as of January 1, 2013	12,719	997,958	1,010,677
Charges	18,818	112	18,930
Amortization - interest and variation	(55)	-	(55)
Balance as of March 31, 2013	31,482	998,070	1,029,552

22.3    Contracts with clauses for anticipated maturity

The Company issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, whose value, separately or jointly, exceeds 25% for Copel Holding and 30% for Copel Distribuição, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may imply early maturity of the debentures.

At March 31, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

23         Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1    Benefit Pension Plan

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan (CD).

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 695/12, which approved and made Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2    Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3    Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

Consolidated
		03.31.2013	12.31.2012
			Restated
Pension plan (23.1)		461	989
Healthcare plan (23.2)		711,562	700,060
		712,023	701,049
	Current	25,803	25,819
	Noncurrent	686,220	675,230

The amounts recognized in the statement of income are shown below:

Parent Com pany			Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Pension plan (CD)	-	-	14,513	11,847
Pension plan (CD) - management	92	118	111	128
Healthcare plan - post employment	-	-	17,780	17,881
Healthcare plan	-	-	9,704	9,961
Healthcare plan - management	23	14	26	14
	115	132	42,134	39,831

Changes in the post-employment benefits

Consolidated	Current liabilities	Noncurrent liabilities	Total
Balance as of January 1, 2013 - Restated	25,819	675,230	701,049
Appropriation of actuarial calculation	-	17,796	17,796
Pension and healthcare contributions	27,558	-	27,558
Transfers	6,806	(6,806)	-
Amortizations	(34,380)	-	(34,380)
Balance as of March 31, 2013	25,803	686,220	712,023

Consolidated	Current liabilities	Noncurrent liabilities	Total
Balance as of January 1, 2012 - Restated	36,037	419,253	455,290
Appropriation of actuarial calculation	-	17,783	17,783
Pension and healthcare contributions	24,989	-	24,989
Transfers	5,441	(5,441)	-
Amortizations	(44,652)	-	(44,652)
Balance as of March 31, 2012 - Restated	21,815	431,595	453,410

As informed in Note 3.2, the Company adopted CPC 33 (R1) retrospectively. The effects are presented for comparability purposes in Note 3.3.

23.4    Actuarial valuation pursuant to CVM Decision 695/12

The Company, in compliance with the CVM Resolution 695/12, opts to prepare the actuarial report on an annual basis.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 23 to the financial statements as of December 31, 2012.

24         Regulatory Charges

Consolidated
	03.31.2013	12.31.2012
Global Reversal Reserve (RGR)	33,806	15,581
Energy Development Account (CDE)	6,577	23,719
Fuel Consumption Account (CCC)	-	17,198
	40,383	56,498

25         Research and Development and Energy Efficiency

25.1    Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

Applied and unfinished		Balance to collect	Balance to apply	Balance as of March 31, 2013	Balance as of December 31,12
Research and Development - R&D
FNDCT	-	3,104	-	3,104	3,424
MME	-	1,551	-	1,551	1,712
R&D	21,068	-	129,184	150,252	142,384
	21,068	4,655	129,184	154,907	147,520
Energy efficiency program - EEP	52,849	-	67,071	119,920	116,640
	73,917	4,655	196,255	274,827	264,160
			Current	154,900	159,599
			Noncurrent	119,927	104,561

25.2    Changes in balances for R&D and EEP

	FNDCT	MME	R&D			EEP	Consolidated
	current	current	current	noncurrent	current	noncurrent
Balance as of January 1, 2013 - Restated	3,424	1,712	40,323	102,061	114,140	2,500	264,160
Additions	6,275	3,137	200	6,075	-	6,111	21,798
Performance agreement	-	-	-	-	-	135	135
Selic interest rate	-	-	23	1,992	-	1,053	3,068
Payments	(6,595)	(3,298)	-	-	-	-	(9,893)
Concluded projects	-	-	(422)	-	(4,019)	-	(4,441)
Balance as of March 31, 2013	3,104	1,551	40,124	110,128	110,121	9,799	274,827

	FNDCT	MME	R&D			EEP	Consolidated
	current	current	current noncurrent		current	noncurrent
Balance as of January 1, 2012 - Restated	3,017	1,510	34,910	86,027	117,478	8,622	251,564
Additions	3,600	1,800	260	4,676	-	6,753	19,002
Selic interest rate	-	-	39	2,584	-	1,819	4,442
Transfers	1,276	637	-	-	-	-	-
Payments	(4,721)	(2,361)	-	-	-	-	(7,082)
Concluded projects	-	-	(440)	-	-	-	(440)
Balance as of March 31, 2012 - Restated	3,172	1,586	34,769	93,287	117,478	17,194	267,486

26         Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP) incurred as of the start of operation of each project until the final date of the concession.

Consolidated	Grants	Signature	Final	Current liabilities		Noncurrent liabilities

				03.31.2013	12.31.2012	03.31.2013	12.31.2012
Copel Geração e Transmissão
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	893	884	12,324	12,083
HPP Colider (b)	12.29.2010	01.17.2011	01.2046	-	-	15,734	15,101
Elejor
Fundão – Santa Clara Hydroelectric Energy Complex (c)	10.23.2001	10.25.2001	10.2036	47,593	47,593	374,405	371,896
				48,486	48,477	402,463	399,080

Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return: (a) 5.65% p.y.
(b) 7.74% p.y. (c) 11.00% p.y.

Payment to the federal government:
(a) monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement number 001/07.
(b) monthly installments equivalent to 1/12 of the proposed annual payment of R$1,256, as from the date the hydroelectric power plant starts operations, according to clause six of Concession Agreement number 001/11.
(c) monthly installments equivalent to 1/12 of the proposed annual payment of R$19,000, from the sixth to the thirty-fifth year of concession or w hile the hydroelectric resources are being explored, according to the bid approval document and clause six of Concession Agreement number 125/01.

Annual adjustment of installments for inflation:
(a) (b) Variation IPCA
(c) Variation IGP-M

26.1    Change in Accounts Payable related to concession - Use of Public Property

Current liabilities		Noncurrent liabilities	Consolidated
Balance as of January 1, 2013	48,477	399,080	447,557
Aneel concession - use of public assets	-	633	633
Transfers	12,127	(12,127)	-
Payments	(12,118)	-	(12,118)
Monetary variation	-	14,877	14,877
Balance as of March 31, 2013	48,486	402,463	450,949

Current liabilities		Noncurrent liabilities	Consolidated
Balance as of January 1, 2012	44,656	370,442	415,098
Aneel concession - use of public assets	-	2	2
Transfers	11,014	(11,014)	-
Payments	(11,010)	-	(11,010)
Monetary variation	-	16,145	16,145
Balance as of March 31, 2012	44,660	375,575	420,235

27         Other Accounts Payable

		Consolidated
	03.31.2013	12.31.2012
		Restated
Public lighting fee collected	22,310	17,852
Customers	18,116	15,661
Pledges in guarantee	10,970	12,109
Financial compensation for use of w ater resources	17,478	11,786
Reimbursements to customer contributions	9,419	7,650
Consortium partners	2,744	2,063
Other liabilities	24,656	22,682
	105,693	89,803

28         Provision for Contingencies

28.1    Lawsuits with Likelihood of Losses deemed as probable

The Company and the subsidiaries are a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

Consolidated	Balance as of January 1, 2013	Additions	(-) reversals	Construction cost	Discharges	Balance as of March 31, 2013
Tax (28.1.1)
Cofins (a)	243,131	-	-	-	-	243,131
Others taxes	51,445	374	(6,661)	-	-	45,158
	294,576	374	(6,661)	-	-	288,289
Labor	154,990	10,340	(45)	-	(568)	164,717
Em ployee benefits	78,670	-	-	-	(5,606)	73,064
Civil (28.1.2)
Suppliers (a)	68,630	-	(786)	-	-	67,844
Civil and administrative law (b)	176,811	7,945	(16,524)	-	(212)	168,020
Easements	5,964	783	-	-	(52)	6,695
Condemnation and real estate (c)	317,472	11,066	-	285	(17)	328,806
Customers	7,477	450	-	-	-	7,927
	576,354	20,244	(17,310)	285	(281)	579,292
Environm ental claims	193	11	-	-	-	204
Regulatory (28.1.3)	50,925	16	-	-	-	50,941
	1,155,708	30,985	(24,016)	285	(6,455)	1,156,507

Consolidated	Balance as of January 1, 2012 Restated	Additions	(-) reversals	Construction cost	Additions to fixed assets in progress	Discharges	Balance as of March 31, 2012 Restated
Tax (28.1.1)
Cofins (a)	234,563	432	-	-	-	-	234,995
Others taxes	47,371	18,408	(3,490)	-	-	-	62,289
	281,934	18,840	(3,490)	-	-	-	297,284
Labor	128,505	1,269	(1,629)	-	-	(4,355)	123,790
Em ployee benefits	58,089	1,564	-	-	-	(1,459)	58,194
Civil (28.1.2)
Suppliers (a)	88,003	-	(605)	-	-	-	87,398
Civil and administrative law (b)	112,059	29,575	-	-	-	(3,370)	138,264
Easements	4,839	549	-	-	-	(3)	5,385
Condemnation and real estate (c)	273,647	2,204	-	409	2,159	-	278,419
Customers	5,493	4,199	-	-	-	-	9,692
	484,041	36,527	(605)	409	2,159	(3,373)	519,158
Environm ental claims	104	21	-	-	-	-	125
Regulatory (28.1.3)	48,147	166	-	-	-	-	48,313
	1,000,820	58,387	(5,724)	409	2,159	(9,187)	1,046,864

Parent company	Balance as of January 1, 2013	Reversals	Balance as of March 31, 2013
Tax (28.1.1)
Cofins (a)	243,131	-	243,131
Others taxes	29,803	(6,661)	23,142
	272,934	(6,661)	266,273
Civil	17,694	(16,327)	1,367
Regulatory	11,667	-	11,667
	302,295	(22,988)	279,307

Parent company	Balance as of January 1, 2012	Additions	Reversals	Balance as of March 31, 2012
Tax (28.1.1)
Cofins (a)	234,563	432	-	234,995
Others taxes	40,042	-	(3,490)	36,552
	274,605	432	(3,490)	271,547
Civil	9,929	6,852	-	16,781
Regulatory	10,821	-	-	10,821
	295,355	7,284	(3,490)	299,149

Detailing the main claims

28.1.1     Tax claims

a)     Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no. 9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$ 40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspended since the ruling in lawsuit no. 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit no. 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 48,814 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in  Curitiba, for which a sentence was given against Copel, and which recognized the right of the Superintendence of the Federal Revenue Services to examine the rejection by  the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative jurisdiction. The Company strategically opted not to appeal the decision so that it could file a motion to stay execution at court, where the discovery phase is more detailed and all necessary types of evidence can be produced.

Since Summons number 09/2010 was judged as valid by the Supreme Court, with respect to the principal sum for the COFINS debt, of R$ 40,678, for the period August 1995 to December 1996, the debt has been recognized as enforceable debt under number 90 6 11 018367-09.

The federal government brought tax collection proceedings for the debt included in notification 09/2010, case records number 5015930-53.2010.404.7000 at the second federal court, in the amount of R$ 48,814. Copel then posted a judicial bond for the tax debt being collected and filed a motion to stay execution (case records number 5022933-59.2012.404.7000), which caused proceedings to be suspended until the motion is decided.

The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 116,012 as of March 31, 2013. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

A recent decision was rendered under this administrative proceeding (11453-720.001/2011-23), whereby the Second Panel of the First Chamber of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel. As a result, the assessment of interest and fine applicable to the COFINS debt owed for the period from 1995/1996 which is being discussed under proceeding number 10980.004398/2010-09, was considered groundless. A special appeal of the National Treasury has been filed with the Higher Chamber of Tax Appeals, which is awaiting analysis with respect to its admissibility.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of COFINS for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 553,559 as of March 31, 2013, and it was classified as a loss deemed as possible by the Company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

In November 27, 2012 was rendered whereby the Second Panel of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel to recognize that the statute of limitations to assess COFINS run out. An appeal for a petition for clarification of this decision was brought by the National Treasury which was rejected unanimously. This lawsuit is still pending the filing of a special appeal by the National Treasury.

28.1.2     Civil claims

a)     Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to March 31, 2013, which amounts to R$ 89,025. Of this amount, R$ 21,181 has been recorded to suppliers.

The judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,371 to the enforcement creditors on April 12,2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal.

b)    Civil and administrative claims

Tradener Ltda.

Lawsuits involving Tradener Ltda, where it is reported that it signed a contract for sale of power, with Copel on December 1, 1998 in which the plaintiff undertook to “sell” under the best conditions to Copel, all the surplus of purchase and all the surplus of assured power with the effective prices, quantities and conditions to be stipulated in the agreements for purchase and sale of electric power.

In this contract, especially in clause 17, for the services provided it would be entitled to a commission/remuneration to be calculated through a formula described in that clause and which had as essential grounds the difference between the reference price of the power fixed by the Trading Committee, and the price of the sale intermediated by the plaintiff.

Aiming at a declaration of nullity of this contract the following lawsuits were filed:

- Popular Action (case record 37879/0000 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 720/2001 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba)

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction.

Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sales of power entered into by Copel with the Company  Centrais Elétricas de Santa Catarina (Celesc). In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 38,482 was considered likely as the charging of monetary restatement in the amount of R$ 17,770 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sale of power entered into by Copel with the companies  Carbocloro S.A. Indústrias Químicas, Companhia Luz e Força Santa Cruz, Elektro Eletricidade e Serviços S.A,; Opp Polietilenos S.A, and Enron Comercializadora de Energia Ltda. In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 19,349 was considered likely as the charging of monetary restatement in the amount of R$ 14,727 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

c)     Easements, condemnation and real estate

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were a compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under no. 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

The Company is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under no. 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 287,679, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 238,678, as of March 31, 2013.

In addition, an unfavorable decision was rendered on the special appeal number 1.121.458 filed according to specific court regulations, which in turn was filed in connection with the writ of certiorari filed for at the Superior Court of Justice and whose reporting judge was Justice Arnaldo Esteves Lima and aiming at a review of the action filed to revise a civil action decision.  Copel seeks the reversal of the deficiency assessment claiming that the Treasury has no right to claim the difference because accords were reached at the administrative level. In August 2012 the Company filed a motion for clarification of the judgment passed on the appeal.

28.1.3     Regulatory claims

The Company is disputing, both administratively and judicially; notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 38,313 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

28.2    Main lawsuits with losses deemed as possible

Consolidated	03.31.2013	12.31.2012
Tax (28.2.1)	1,270,682	1,227,536
Labor	260,939	257,382
Employee benefits	41,390	41,390
Civil (28.2.2)	860,458	810,764
Regulatory	20,101	19,200
	2,453,570	2,356,272

Detailing the main claims

28.2.1     Tax claims

•         Administrative Proceeding 11453.720001/2011-23 deriving from the Tax for Social Security Financing (Cofins) Rescissory Action 2000.04.01.100266.9, refers to Cofins interest and fine for the period 95/96, and, owing to strong arguments presented for the defense of these charges, its classification has been assessed as possible. This debt's principal, however, was assessed as probable and is the subject matter of discussion in the Tax Foreclosure 5015930-53.2010.404.7000 filed by the Union, in progress at the 2nd. Federal Circuit Court, appealed by Copel (case records of appeal lodged against Foreclosure 5022933-59.2012.404.7000).  Administrative Proceeding 10980720458/2011-15, also arising from 2000.04.01.100266.9 regarding Cofins, in the total amount of R$ 669,571, as of March 31, 2013. Additional information on this action has been described in Item 28.1.1 of this report;

•         Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35.273.870-7, with approximate value of R$ 181,014 on March 31, 2013, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution;

•         Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 69,265 on March 31, 2013, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

28.2.2     Civil claims

•         Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel Geração e Transmissão bears 51% of the total risk of the lawsuit, which equals to R$ 235,057, restated as of March 31, 2013. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the Company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. Currently the process is awaiting publication, probably for specification of evidence.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The Company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 238,678 on March 31, 2013. Additional information of this process is described in Note no. 28.1.2-c, in this same report.

•         Lawsuit contesting the franchise agreement with Copel and applying for recognition of the sub concession, including transfer of the services and full pass-through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the sentence at the Federal Regional Court of the Fourth Region – TRF4, whose ruling was fully favorable to the Company. The author appealed special and extraordinary in processing even in Federal Regional Court of the Fourth Region  - TRF4. The Company’s Management classified it as a risk of possible loss of R$ 150,927 at March 31, 2013. The plaintiff also filed a suit in the Federal Supreme Court under no. 13,592, which was denied continuance by Minister Marco Aurelio in August 2012. The plaintiff filed a special appeal, in process in the Federal Supreme Court.

29         Equity

29.1    Equity attributable to Parent Company

29.1.1     Capital

As of March 31, 2013 (and December 31, 2012), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,515,700	13.46	129,437	33.90	60,404,582	47.10	80,049,719	29.25
NYSE (2)	105,419	0.07	-	-	40,438,406	31.53	40,543,825	14.82
Latibex (3)	-	-	-	-	62,584	0.05	62,584	0.02
Municipalities	178,393	0.12	9,326	2.44	3,471	0.00	191,190	0.07
Other shareholders	373,421	0.25	243,004	63.66	37,840	0.04	654,265	0.24
	145,031,080	100.00	381,767	100.00	128,242,528	100.00	273,655,375	100.00
(1) São P aulo Stock, Commo dities, and Futures Exchange (2) New Yo rk Sto ck Exchange (3) Latin A merican Exchange in Euros, related to the M adrid Exchange

The market value of Company stock as of March 31, 2013, is shown below:

Number of shares in units		Market Value
Common shares	145,031,080	3,624,261
Class "A" preferred shares	381,767	14,942
Class "B" preferred shares	128,242,528	3,975,568
	273,655,375	7,614,771

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and distribution of dividends of 10% p.y. (non cumulative), calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

29.1.2     Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

Changes in the equity valuation adjustments

Parent Company		Consolidated
Balance as of January 1, 2013 - Restated	1,235,949	1,235,949
Adjustment rel. to financial assets classified as available for sale:
Financial Investments (*)	(2,699)	(4,090)
Taxes on gains on financial assets	-	1,391
Financial Investments Held for Sale	(746)	(746)
Taxes on gains on financial assets	253	253
Actuarial adjustm ents
Losses on actuarial liabilities - jointly controlled (**)	(21,555)	(21,555)
Realization of equity evaluation adjustm ents:
Cost assigned (*)	(23,818)	(36,088)
Taxes on making adjustments	-	12,270
Balance as of March 31, 2013	1,187,384	1,187,384
(*) Equility in the parent company, net of taxes (**) Adjustment net of taxes, in the Parent Company and in the Consolidated

Parent Company		Consolidated
Balance as of January 1, 2012 - Restated	1,466,046	1,466,046
Ajuste referente a ativos financeiros disponíveis para venda:
Financial Investments (*)	752	1,140
Taxes on gains on financial assets	-	(388)
Accounts receivable related to the concession (*)	(6,007)	(9,102)
Taxes on gains on financial assets	-	3,095
Financial Investments Held for Sale	1,190	1,190
Taxes on gains on financial assets	(405)	(405)
Realization of equity evaluation adjustm ents:
Cost assigned (*)	(26,644)	(40,369)
Taxes on making adjustments	-	13,725
Balance as of March 31, 2012 - Restated	1,434,932	1,434,932
(*) Equility in the parent company, net of taxes

29.1.3     Basic and diluted earnings per share

	Parent Company
	03.31.2013	03.31.2012
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Common shares	198,360	159,005
Class "A" preferred shares	574	463
Class "B" preferred shares	192,938	154,657
	391,872	314,125
Basic and diluted denominator
Weighted average number of shares (in thousands)
Common shares	145,031,080	145,031,080
Class "A" preferred shares	381,778	384,143
Class "B" preferred shares	128,242,517	128,240,152
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Com pany
Common shares	1.3677	1.0964
Class "A" preferred shares	1.5035	1.2053
Class "B" preferred shares	1.5045	1.2060

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciled with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

29.2    Change in equity attributable to non-controlling interest

	Compagas	Elejor	UEG Araucária	Consolidated
Percentage of share capital	49%	30%	20%
Balance as of January 1, 2013	108,930	22,459	133,117	264,506
Results for the period	2,743	800	3,241	6,784
Balance as of March 31, 2013	111,673	23,259	136,358	271,290

Percentage of share capital	Compagas 49%	Elejor 30%	UEG Araucária 20%	Consolidated
Balance as of January 1, 2012	101,175	14,215	127,444	242,834
Results for the period	2,704	2,403	513	5,620
Balance as of March 31, 2012	103,879	16,618	127,957	248,454

30         Operating Revenue

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges (30.5)	Service tax (ISSQN )	Net revenues
						03.31.2013
Electricity sales to final customers (30.1)	1,196,350	(105,641)	(309,659)	(9,855)	-	771,195
Electricity sales to distributors (30.2)	804,457	(57,254)	-	(22,436)	-	724,767
Charges for the use of the main transmission grid (30.3)	875,913	(83,498)	(232,891)	(46,524)	-	513,000
Construction revenues	181,191	-	-	-	-	181,191
Revenues from telecommunications	43,257	(2,303)	(8,072)	-	(180)	32,702
Distribution of piped gas	100,691	(9,252)	(12,218)	-	-	79,221
Other operating revenues (30.4)	92,487	(13,807)	-	-	(346)	78,334
	3,294,346	(271,755)	(562,840)	(78,815)	(526)	2,380,410

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges (30.5)	Service tax (ISSQN )	Net revenues
						03.31.2012
Electricity sales to final customers (30.1)	973,938	(90,237)	(255,497)	(20,022)	-	608,182
Electricity sales to distributors (30.2)	481,917	(44,241)	(196)	(16,449)	-	421,031
Charges for the use of the main transmission grid (30.3)	1,395,995	(127,579)	(344,909)	(174,429)	-	749,078
Construction revenues	105,194	-	-	-	-	105,194
Revenues from telecommunications	39,194	(2,000)	(6,279)	-	(70)	30,845
Distribution of piped gas	89,050	(8,184)	(11,033)	-	-	69,833
Other operating revenues (30.4)	45,122	(4,376)	-	-	(271)	40,475
	3,130,410	(276,617)	(617,914)	(210,900)	(341)	2,024,638

30.1    Electric power sales to final customers by category

Consolidated		Gross income		Net income
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Residential	373,496	316,102	243,480	197,391
Industrial	437,195	315,881	278,477	197,254
Commercial, services and other activities	257,019	227,785	155,779	142,242
Rural	51,833	46,906	44,082	29,291
Public agencies	26,313	25,678	18,390	16,035
Public lighting	22,050	20,888	13,654	13,044
Public services	28,444	20,698	17,333	12,925
	1,196,350	973,938	771,195	608,182

30.2    Power sales to distributors

Consolidated		Gross income
	03.31.2013	03.31.2012
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	196,517	341,413
Bilateral contracts	204,174	63,421
Electric Energy Trading Chamber - CCEE (Note 7.1)	403,766	77,083
	804,457	481,917

30.3    Use of the power grid by customer category

Consolidated		Gross income		Net income
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Residential	326,386	446,958	182,700	239,833
Industrial	158,828	343,781	80,788	184,469
Commercial, services and other activities	206,906	314,081	116,576	168,533
Rural	48,935	66,203	39,361	35,524
Public agencies	23,991	36,241	15,530	19,447
Public lighting	21,873	29,481	12,458	15,819
Public services	16,263	29,212	9,021	15,675
Free consumers	41,820	48,450	35,828	25,998
Basic Netw ork, BN connections, and connection grid	369	616	317	331
Operation and maintenance (O&M) revenues	22,665	12,294	14,292	6,597
Effective interest revenues	7,877	68,678	6,129	36,852
	875,913	1,395,995	513,000	749,078

30.4    Other operating revenues

Consolidated
		Gross income
	03.31.2013	03.31.2012
Leases and rents (Note 34.2)	55,330	31,457
Revenues from services	13,451	9,938
Charged service	2,216	1,728
Other revenues	21,490	1,999
	92,487	45,122

30.5    Regulatory Charges

		Consolidated
	03.31.2013	03.31.2012
Fuel Consumptuon Account (CCC)	17,808	92,925
Energy Development Account (CDE)	20,984	70,402
Global Reversal Reserve (RGR)	18,225	24,581
Research and Development and Energy Efficiency Programs - R&D and EEP (Note 25.2)	21,798	18,940
Other charges	-	4,052
	78,815	210,900

31         Operating Costs and Expenses

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and adm inistrative expenses	Other rev. (exp.), net	Total Consolidated
					03.31.2013
Electricity purchased for resale (31.1)	(841,702)	-	-	-	(841,702)
Use of main distribution and transmission grid (31.2)	(152,077)	-	-	-	(152,077)
Personnel and management (31.3)	(189,226)	(2,233)	(50,040)	-	(241,499)
Pension and healthcare plans (Note 23)	(32,508)	(268)	(9,358)	-	(42,134)
Materials and supplies	(15,969)	(119)	(1,792)	-	(17,880)
Materials and supplies for pow er	(4,261)	-	-	-	(4,261)
Natural gas and supplies for the gas business	(62,311)	-	-	-	(62,311)
Third-party services (31.4)	(72,900)	(9,883)	(8,604)	-	(91,387)
Depreciation and amortization	(133,586)	(12)	(13,053)	(190)	(146,841)
Accruals and provisions (31.5)	-	(13,099)	-	(6,437)	(19,536)
Construction cost (31.6)	(194,798)	-	-	-	(194,798)
Other costs and expenses (31.7)	(7,243)	1,546	(20,510)	(41,318)	(67,525)
	(1,706,581)	(24,068)	(103,357)	(47,945)	(1,881,951)

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and adm inistrative expenses	Other rev. (exp.), net	Total Consolidated
					03.31.2012
					Restated
Electricity purchased for resale (31.1)	(603,549)	-	-	-	(603,549)
Use of main distribution and transmission grid (31.2)	(172,317)	-	-	-	(172,317)
Personnel and management (31.3)	(174,402)	(1,793)	(50,991)	-	(227,186)
Pension and healthcare plans (Note 23)	(31,415)	(217)	(8,199)	-	(39,831)
Materials and supplies	(11,172)	(103)	(3,988)	-	(15,263)
Materials and supplies for pow er	(5,070)	-	-	-	(5,070)
Natural gas and supplies for the gas business	(49,801)	-	-	-	(49,801)
Third-party services (31.4)	(71,737)	(8,236)	(14,539)	-	(94,512)
Depreciation and amortization	(132,875)	3	(8,084)	(188)	(141,144)
Accruals and provisions (31.5)	-	(15,412)	-	(52,333)	(67,745)
Construction cost (31.6)	(103,322)	-	-	-	(103,322)
Other costs and expenses (31.7)	(1,558)	864	(25,359)	(34,239)	(60,292)
	(1,357,218)	(24,894)	(111,160)	(86,760)	(1,580,032)

Nature of costs and expenses	General and adm inistrative expenses	Other rev. (exp.), net	Total parent company
			03.31.2013
Personnel and management (31.3)	(2,136)	-	(2,136)
Pension and healthcare plans	(115)	-	(115)
Third-party services	(586)	-	(586)
Depreciation and amortization	-	(190)	(190)
Accruals and provisions (31.5)	-	22,988	22,988
Other operating expenses	(2,485)	169	(2,316)
	(5,322)	22,967	17,645

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Total parent company
			03.31.2012
Personnel and management (31.3)	(1,799)	-	(1,799)
Pension and healthcare plans	(132)	-	(132)
Materials and supplies	(4)	-	(4)
Third-party services	(870)	-	(870)
Depreciation and amortization	-	(189)	(189)
Accruals and provisions (31.5)	-	(3,794)	(3,794)
Other operating expenses	(1,543)	71	(1,472)
	(4,348)	(3,912)	(8,260)

31.1    Electricity purchased for resale

		Consolidated
	03.31.2013	03.31.2012
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	532,505	409,639
Electric Energy Trading Chamber - CCEE	249,418	49,840
(-) Transfer CDE - CCEE (11.1)	(93,605)	-
Itaipu Binational	131,734	120,520
Bilateral contracts	57,058	50,003
Program for incentive to alternative energy sources - Proinfa	41,673	33,235
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(77,081)	(59,688)
	841,702	603,549

31.2    Charges for use of transmission grid

		Consolidated
	03.31.2013	03.31.2012
System Service Charges - ESS	174,248	2,385
(-) Transfer CDE - ESS (11.1)	(118,958)	-
System usage charges – distribution	54,960	134,386
System usage charges – basic netw ork and connection	41,810	36,948
Itaipu transportation charges	12,402	10,744
Charge reserve energy - EER	3,159	6,787
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(15,544)	(18,933)
	152,077	172,317

31.3    Personnel and Management Expenses

	Parent Company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
				Restated
Personnel
Wages and salaries	-	-	157,791	133,602
Social charges on payroll	-	-	53,376	53,315
Provisions for profit sharing	-	-	7,971	13,390
Meal assistance and education allow ance	-	-	20,915	17,033
Compensation - Voluntary termination Program/retirement	-	-	(1,706)	7,125
	-	-	238,347	224,465
Managem ent
Wages and salaries	1,502	1,442	2,318	2,189
Social charges on payroll	607	341	796	510
Other expenses	27	16	38	22
	2,136	1,799	3,152	2,721
	2,136	1,799	241,499	227,186

31.4    Services from third-parties

		Consolidated
	03.31.2013	03.31.2012
		Restated
Maintenance of electrical system	22,058	24,908
Maintenance of facilities	17,358	16,780
Communication, processing and transmission of data	12,448	11,120
Meter reading and bill delivery	9,668	8,554
Authorized and registered agents	8,365	6,846
Consulting and audit	4,740	5,520
Other services	16,750	20,784
	91,387	94,512

31.5    Accruals and provisions

	Parent Company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Provisions for doubtful accounts	-	-	13,100	15,413
Provisions (reversals) for losses on taxes recoverable	-	-	(533)	(331)
Reserve (reversals) for risks (Note 28)
Tax	(6,661)	(3,058)	(6,287)	15,350
Labor	-	-	10,295	(360)
Employee benefits	-	-	-	1,564
Civil	(16,327)	6,852	2,934	35,922
Environmental	-	-	11	21
Regulatory	-	-	16	166
	(22,988)	3,794	6,969	52,663
	(22,988)	3,794	19,536	67,745

31.6    Cost of construction

		Consolidated
	03.31.2013	03.31.2012
Materials and supplies	92,946	52,345
Third-party services	74,206	30,710
Personnel and management	18,716	14,987
Other	8,930	5,280
	194,798	103,322

31.7    Other operating costs and expenses

		Consolidated
	03.31.2013	03.31.2012
		Restated
Financial compensation for use of water resources	26,867	24,969
Taxes	7,283	6,160
Indemnities	6,800	12,782
Leases and rents (Note 34.1)	7,745	4,219
ANEEL inspection fee	5,721	5,303
Other maintenance costs	3,340	2,874
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	1,096	2,028
Advertising	3,635	1,770
Losses in the decommissioning and disposal of assets	3,761	811
Recovery of costs and expenses	(8,589)	(9,080)
Other costs and expenses, net	9,866	8,455
	67,525	60,292

32         Financial Income (Expenses)

	Parent Company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
				Restated
Financial income
Monetary variation of CRC transfer (Note 8)	-	-	32,881	33,539
Monetary variation of accounts receivable related to the concession extension	-	-	32,049	-
Penalties on overdue bills	-	-	26,433	35,077
Return on financial investments held for trading	228	491	20,550	23,960
Monetary variation of accounts receivable related to the concession	-	-	16,843	14,420
Return on financial investments held for sale	2	4	11,921	11,176
Return on financial investments held until maturity	-	-	207	398
Interest and commissions on loan agreements	20,753	26,894	-	-
Other financial income	999	2,848	5,149	9,719
	21,982	30,237	146,033	128,288
(-) Financial expenses
Debt charges	17,404	23,981	48,118	35,530
Monetary variation of accounts payable related to the concession use of public property	-	-	14,877	16,145
Fair value update of accounts receivable related to the concession	-	-	-	42,569
Interest on R&D and EEP	-	-	3,068	4,442
PIS/Pasep/Cofins taxes on interest on capital	-	7	-	7
Monetary and exchange variations	3	3	1,922	10,562
Other financial expenses	10	471	4,149	3,758
	17,417	24,462	72,134	113,012
	4,565	5,776	73,899	15,276

The costs of loans and financing capitalized during the year of 2013 amounted to R$ 11,484, at an average rate of 2.79% p.y.

33         Operating Segments

33.1    Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended March 31, 2013 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the three-month period ended December 31, 2013.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2    The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor and UEG Araucária;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel.

33.3    Assets per reporting segment

ASSETS 03.31.2013	GET	DIS	TEL	GAS	Holding	Eliminations	Consolidated
ASSETS	11,180,298	8,863,999	446,365	299,233	13,859,158	(13,210,307)	21,438,746
CURRENT ASSETS	1,810,123	2,757,293	80,703	91,500	1,925,589	(1,818,820)	4,846,388
Cash and cash equivalents	259,056	863,660	30,857	40,275	12,248	-	1,206,096
Bonds and securities	323,631	177,188	-	-	178	-	500,997
Collaterals and escrow accounts	4,317	27,989	-	1,165	-	-	33,471
Trade accounts receivable	658,502	1,026,229	26,612	40,187	-	(47,095)	1,704,435
Dividends receivable	20	-	-	-	920,664	(902,600)	18,084
CRC tranferred to State Government of Paraná	-	77,322	-	-	-	-	77,322
Accounts receivable related to the concession	4,159	-	-	-	-	-	4,159
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	352,161
Other receivables	149,761	389,697	2,785	700	93	(836)	542,200
Inventories	30,406	93,667	10,264	888	-	-	135,225
Income tax and social contribution	11,387	41,246	6,909	645	117,302	-	177,489
Other current recoverable taxes	14,908	45,961	3,077	7,349	11	-	71,306
Prepaid expenses	1,815	14,334	199	291	-	6,804	23,443
Receivable from other related parties	-	-	-	-	875,093	(875,093)	-
NONCURRENT ASSETS	9,370,175	6,106,706	365,662	207,733	11,933,569	(11,391,487)	16,592,358
Long term assets	1,111,925	4,759,687	21,885	16,984	674,349	(296,846)	6,287,984
Bonds and securities	98,868	51,001	-	-	-	-	149,869
Collaterals and escrow accounts	-	42,617	-	-	-	-	42,617
Trade accounts receivable	-	18,610	-	3,950	-	(3,950)	18,610
CRC tranferred to State Government of Paraná	-	1,299,073	-	-	-	-	1,299,073
Judicial deposits	27,143	282,819	1,034	302	271,505	-	582,803
Accounts receivable related to the concession	261,455	2,446,204	-	-	-	-	2,707,659
Accounts receivable related to the concession extension	629,765	-	-	-	-	-	629,765
Advances to suppliers	-	-	-	12,520	-	-	12,520
Other noncurrent receivables	2,785	4,752	-	-	-	-	7,537
Income tax and social contribution	14,155	-	-	-	-	-	14,155
Other noncurrent recoverable taxes	50,777	58,515	8,052	-	-	-	117,344
Deferred Income tax and social contribution	26,977	556,096	12,799	-	109,948	-	705,820
Prepaid expenses	-	-	-	212	-	-	212
Receivable from other related parties	-	-	-	-	292,896	(292,896)	-
Investm ents	530,217	4,012	-	-	11,259,220	(11,117,796)	675,653
Property, plant and equipment, net	7,477,966	-	324,052	-	-	-	7,802,018
Intangible assets	250,067	1,343,007	19,725	190,749	-	23,155	1,826,703

33.4    Liabilities per reporting segment

LIABILITIES 03.31.2013	GET	DIS	TEL	GAS	Holding	Eliminations	Consolidated
TOTAL LIABILITIES	11,180,298	8,863,999	446,365	299,233	13,859,158	(13,210,307)	21,438,746
CURRENT LIABILITIES	1,409,877	2,874,670	48,392	65,003	381,926	(1,822,763)	2,957,105
Payroll, social charges and accruals	94,502	206,855	22,195	4,883	290	-	328,725
Associated and subsidiary companies	-	868,289	-	-	-	(868,289)	-
Suppliers	260,684	938,731	11,084	53,179	3,341	(47,820)	1,219,199
Income tax and social contribution	197,930	-	1,485	-	-	-	199,415
Other taxes	23,055	157,825	3,274	1,765	4	(110)	185,813
Loans and financing	71,235	167,809	960	-	270,473	(3,944)	506,533
Debentures	-	31,482	-	-	-	-	31,482
Minimum dividends payable	639,420	253,863	7,982	4,929	107,079	(902,600)	110,673
Post-employment benefits	6,819	18,107	877	-	-	-	25,803
Regulatory charges	24,292	16,091	-	-	-	-	40,383
Research and Development and Energy Efficiency	15,990	138,910	-	-	-	-	154,900
Accounts payable related to concession - use of public proper	48,486	-	-	-	-	-	48,486
Other accounts payable	27,464	76,708	535	247	739	-	105,693
NON CURRENT LIABILITIES	2,439,132	2,522,364	58,199	6,326	991,168	(292,902)	5,724,287
Associated and subsidiary companies	233,736	-	-	-	-	(233,736)	-
Suppliers	90,922	-	-	-	-	(3,950)	86,972
Deferred Income tax and social contribution	541,157	-	-	2,913	-	-	544,070
Loans and financing	423,301	612,907	37,205	-	711,861	(55,216)	1,730,058
Debentures	-	998,070	-	-	-	-	998,070
Post-employment benefits	212,430	451,149	19,834	2,807	-	-	686,220
Research and Development and Energy Efficiency	47,672	72,255	-	-	-	-	119,927
Accounts payable related to concession - use of public proper	402,463	-	-	-	-	-	402,463
Provisions for contingences	487,451	387,983	1,160	606	279,307	-	1,156,507
EQUITY	7,331,289	3,466,965	339,774	227,904	12,486,064	(11,094,642)	12,757,354
Capital	4,248,937	2,624,841	240,398	135,943	6,910,000	(7,250,119)	6,910,000
Equity valuation adjustments	1,267,246	(65,638)	1,139	-	1,187,384	(1,202,747)	1,187,384
Legal reserve	249,578	135,294	6,706	17,295	571,221	(408,873)	571,221
Profit retention reserve	1,158,142	840,155	79,902	62,983	3,337,295	(2,147,266)	3,331,211
Unrealized income reserve	-	-	-	6,084	-	-	6,084
Additional Dividend Proposed	-	-	-	-	64,474	-	64,474
Accumulated income (losses)	407,386	(67,687)	11,629	5,599	415,690	(356,927)	415,690
Attributable to non controlling interest						271,290	271,290

33.5    Statement of income per reporting segment

STATEMENT OF INCOME 03.31.2013	GET	DIS	TEL	GAS	Holding	Eliminations	Consolidated
Gross profit	951,723	1,399,537	45,219	93,941	-	(110,010)	2,380,410
Electricity sales to final customers-third-parties	103,089	668,106	-	-	-	-	771,195
Electricity sales to final customers-between segments	-	661	-	-		(661)	-
Electricity sales to distributors - third-parties	700,314	24,453	-	-	-	-	724,767
Electricity sales to distributors-between segments	76,390	-	-	-		(76,390)	-
Use of the power grid-third-parties	20,422	492,578	-	-	-	-	513,000
Use of the power grid-between segments	15,065	3,778	-	-		(18,843)	-
Construction revenues	(4,515)	176,082	-	9,624	-	-	181,191
Telecommunications services to third-parties	-	-	32,702	-	-	-	32,702
Telecommunications services between segments	-	-	10,835	-		(10,835)	-
Distribution of piped gas	-	-	-	79,221	-	-	79,221
Other operating revenues from third-parties	39,274	33,551	413	5,096	-	-	78,334
Other operating revenues between segments	1,684	328	1,269	-	-	(3,281)	-
Operational expenses	(344,614)	(1,551,005)	(28,109)	(85,829)	17,645	109,961	(1,881,951)
Electricity purchased for resale	(40,539)	(877,740)	-	-	-	76,577	(841,702)
Charges for the use of the pow ergrid	(57,243)	(114,310)	-	-	-	19,476	(152,077)
Personnel and management	(56,490)	(166,174)	(11,618)	(5,081)	(2,136)	-	(241,499)
Pension and healthcare plans	(10,696)	(28,993)	(1,932)	(398)	(115)	-	(42,134)
Materials and supplies	(3,168)	(14,013)	(380)	(319)	-	-	(17,880)
Raw materials and supplies for generation	(4,261)	-	-	-	-	-	(4,261)
Natural gas and supplies for gas business	-	-	-	(62,311)	-	-	(62,311)
Third party services	(25,836)	(72,156)	(4,229)	(3,771)	(586)	15,191	(91,387)
Depreciation and amortization	(85,781)	(50,078)	(7,299)	(3,493)	(190)	-	(146,841)
Provisions and reversals	(13,156)	(29,299)	(311)	242	22,988	-	(19,536)
Construction cost	(9,092)	(176,082)	-	(9,624)	-	-	(194,798)
Other operating costs and expenses	(38,352)	(22,160)	(2,340)	(1,074)	(2,316)	(1,283)	(67,525)
EQUITY IN RESULTS SUBSIDIARIES	10,622	-	-	-	377,161	(368,175)	19,608
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	617,731	(151,468)	17,110	8,112	394,806	(368,224)	518,067
Financial income (expenses)	16,868	50,945	485	986	4,565	50	73,899
OPERATING INCOME (LOSSES)	634,599	(100,523)	17,595	9,098	399,371	(368,174)	591,966
Income tax and social contribution	(253,275)	-	(5,867)	(3,525)	-	-	(262,667)
Deferred income tax and social contribution	44,093	32,836	(99)	26	(7,499)	-	69,357
NET INCOME (LOSSES) FOR THE YEAR	425,417	(67,687)	11,629	5,599	391,872	(368,174)	398,656

34         Operating Lease Agreements

34.1    The Company as a lessee

		Consolidated
	03.31.2013	03.31.2012
Lease and rental costs and expenses		Restated
Real estate (a)	6,805	4,163
Photocopiers	174	209
Others	1,221	83
(-) Pis and Cofins tax credits	(455)	(236)
	7,745	4,219

Copel’s estimate for expenses for the next fiscal years is basically the same as 2012, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

The Company has not identified any operating lease commitments which are non cancellable.

34.2    The Company as a lessor

		Consolidated
Lease and rental income	03.31.2013	03.31.2012
Equipment and facilities	18,072	16,945
Araucária Thermal Power Plant	36,896	14,106
Real estate	145	199
Facilities sharing	217	207
	55,330	31,457

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancellable.

35         Financial Instruments

35.1    Category and value of financial instruments

Consolidated	Note	03.31.2013		12.31.2012 Restated
		Book value	Fair value	Book value	Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	66,943	66,943	94,484	94,484
Cash equivalents - open market investments (a)	4	1,139,153	1,139,153	1,364,733	1,364,733
Bonds and securities (b)	5	184,435	184,435	183,014	183,014
Bonds and securities - derivatives (i)	5	151	151	-	-
		1,390,682	1,390,682	1,642,231	1,642,231
Loans and receivables
Collaterals and escrow accounts STN (c)	6	42,617	36,755	43,246	42,627
Collaterals and escrow accounts (a)	6	33,471	33,471	36,808	36,808
Trade accounts receivable (a)	7	1,723,045	1,723,045	1,515,344	1,515,344
CRC transferred to state of Paraná (d)	8	1,376,395	1,563,935	1,384,284	1,633,076
Receivables related to concession (e)	9	265,614	265,614	267,883	267,883
Receivables related to the concession extension (f)	10	821,709	848,454	913,673	960,436
		4,262,851	4,471,274	4,161,238	4,456,174
Available for sale
Receivables related to concession (e)	9	2,446,204	2,446,204	2,383,262	2,383,262
Receivables related to the concession extension (g)	10	160,217	160,217	160,217	160,217
Securities (b)	5	453,894	453,894	568,822	568,822
Other investments (h)	16	17,381	17,381	18,127	18,127
		3,077,696	3,077,696	3,130,428	3,130,428
Held to maturity
Securities (b)	5	12,386	12,386	12,180	12,180
		12,386	12,386	12,180	12,180
Financial assets total		8,743,615	8,952,038	8,946,077	9,241,013

Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives (i)		14	14	40	40
		14	14	40	40
Other financial liabilities
Loans and financing (j)	21	2,236,591	2,189,225	2,250,878	2,233,244
Debentures (k)	22	1,029,552	1,029,552	1,010,677	1,010,677
Payable related to concession - use of public property (l)	26	450,949	558,236	447,557	554,408
Suppliers (m)	20	1,306,171	1,306,171	1,232,690	1,232,690
		5,023,263	5,083,184	4,941,802	5,031,019
Financial liabilities total		5,023,277	5,083,198	4,941,842	5,031,059

Fair value is calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

a)     Financial assets that have fair values equivalent to their respective carrying values due to their nature and terms of realization.

b)    The fair values of Bonds and Securities have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

c)     The fair values of Collaterals and escrow accounts – STN have been calculated based on the cost of the last issue by the Company, of the CDI variation plus 0.99% p.y.

d)    For the fair values of CRC transferred to the State of Paraná, the Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 4.18% p.y. plus the IPCA inflation index.

e)     Accounts receivable related to concession have their criteria for identification and measurement and assumptions adopted by Company management to restate the recoverable amount consistent with those the detailed composition in Note 9.

f)     The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)    Management decided to consider the fair value of accounts receivable equivalent to their book values, considering that amounts, collection periods and rates remain undefined. These accounts receivable are related to assets existing as of May 31, 2000 and originate from an extension of the concession period.

h)     The other investments have a fair value of R$ 17,381. The fair value of the investment in Investco S.A., of R$ 9,066, was calculated by applying the ownership percentage to its equity. The fair value of the investments in Finam (Amazon Investment Fund) and Finor (Northeast investment Fund), of R$ 1,401 was adjusted according to the average price quoted at the trading sessions of the São Paulo Stock Exchange (BM&FBOVESPA) in March 2013. Investments in public companies had their fair value of R$ 6,906 measured according to the value of those shares on March 28, 2013. The other investments were kept at historical cost, due to the impossibility of fair values being reliably measured.

i)      The derivative financial asset - exclusive funds - Assets comprises Marketable Securities and the derivative financial liability refers to the DI (Interbank Deposit) future adjustment, which comprises Other liabilities. The derivative financial assets and liabilities have their fair values calculated according to the information provided by financial agents.

j)      Loans and financing have their fair value considering as a basic premise the cost of the last raising of funds made by the Company, of the variation of the interbank deposit certificate (CDI) plus 0.99% p.y.

k)     The fair value of debentures was calculated according to the Unit Price Quotation (PU) as of March 31, 2013, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 1,930.

l)      Accounts payable related to the concession - use of public assets - have their fair value considering as a premise for the calculation the rate of return for the last venture sold at auction by ANEEL, won by the Company.

m)   Financial liabilities that have fair values equivalent to their respective carrying values, due to their nature and settlement terms.

35.2    Rating level for assessment of fair value of financial instruments

The financial instruments were classified based on the three levels of the fair value hierarchy.

Consolidated	03.31.2013				12.31.2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Bonds and securities	386,674	251,806	-	638,480	404,784	347,052	-	751,836
Receivables related to concession	-	-	2,446,204	2,446,204	-	-	2,383,262	2,383,262
Receivables related to the concession extension	-	-	160,217	160,217	-	-	160,217	160,217
Other investments	17,381	-	-	17,381	18,127	-	-	18,127
Financial liabilities
Other liabilities - derivatives	14	-	-	14	40	-	-	40

The different levels have been defined as follows:

Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

35.3 Summary of bonds and securities held to maturity

Consolidated						Fair value	Net book value
Description	Rate p.y.	Issue date	Maturity	Type	03.31.2013	12.31.2012	03.31.2013	12.31.2012
LF Caixa	CDI	11.03.2011	11.07.2013	Amortized cost	5,633	5,540	5,633	5,540
LF Caixa	CDI	11.07.2011	11.08.2013	Amortized cost	6,753	6,640	6,753	6,640
Total					12,386	12,180	12,386	12,180

35.4    Risk Factors

The Company holds mechanisms aiming to manage risk in the corporate areas and the Company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image, and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company’s activities are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

35.4.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on. Risk basically arises from trade accounts receivable and financial instruments as shown below:

Consolidated	Book value
	03.31.2013	12.31.2012
		Restated
Financial Assets
Cash and equivalents (a)	1,206,096	1,459,217
Bonds and securities (a)	650,866	764,016
Collaterals and escrow accounts (a)	76,088	80,054
Customers (b)	1,723,045	1,515,344
CRC transferred to the State of Paraná (c)	1,376,395	1,384,284
Receivables related to concession (d)	2,711,818	2,651,145
Receivables related to the concession extension (e)	981,926	1,073,890
Total	8,726,234	8,927,950

a) Cash and cash equivalents and short-term investments

Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) Trade accounts receivable

The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c) CRC pass-through to the Paraná State government

Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d) Accounts receivable linked to the concession

Consists of indemnification stipulated in the public energy transmission and distribution concession agreements and accounts receivable under the transmission concession agreements to be realized as Annual Permitted Revenue - RAP.

Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e) Accounts receivable originated from an extension of the concession

e.1) Management considers the credit risk on the indemnity of R$ 821,709 approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority and has been received on schedule.

e.2) Management considered the regulations in effect on March 31, 2013 to value the assets existing as of May 31, 2000 in the amount of R$ 160,217. It did so despite the fact that the Granting Authority has not yet disclosed regulations on the manner of compensation and the payment of indemnity and that the investments made by the Company may be adjusted when the regulatory agency and the Granting Authority approve the investments.

35.4.2     Foreign currency risk  (US Dolar)

	Asset	Liability	Net exposure
			03.31.2013
Collaterals and escrow accounts (STN)	42,617	-	42,617
Loans and financing	-	(59,171)	(59,171)
Suppliers
Eletrobrás (Itaipu)	-	(105,202)	(105,202)
Petrobras (acquisiton of gas by Compagas)	-	(51,198)	(51,198)
	42,617	(215,571)	(172,954)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results; Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of March 31, 2013 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.00) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of March 28, 2013. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

Foreign currency risks	Risk	Baseline 03.31.2013	Projected scenarios - Dec.2013
			Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts	USD depreciation	42,617	(292)	10,289	20,870
		42,617	(292)	10,289	20,870
Financial liabilities
Loans and financing
STN	USD appreciation	59,160	(405)	14,283	28,971
Eletrobrás	USD appreciation	11	-	3	6
		59,171	(405)	14,286	28,977
Suppliers
Eletrobrás (Itaipu)	USD appreciation	105,202	(721)	25,399	51,520
Petrobras (acquisiton of gas by Compagas)	USD appreciation	51,198	(351)	12,361	25,073
		156,400	(1,072)	37,760	76,593
Expected effect in the result			1,185	(41,757)	(84,700)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.3     Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (35.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

	Asset	Liability	Net exposure
			03.31.2013
Financial investments - cash equivalents	1,139,153	-	1,139,153
Bonds and securities	650,866	-	650,866
Collaterals and escrow accounts	33,471	-	33,471
CRC transferred to the State of Paraná	1,376,395	-	1,376,395
Receivables related to concession	2,711,818	-	2,711,818
Receivables related to the concession extension	981,926	-	981,926
Loans and financing	-	(2,177,420)	(2,177,420)
Debentures		(1,029,552)	(1,029,552)
	6,893,629	(3,206,972)	3,686,657

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of March 31, 2013 and the likely scenario takes into account the indicators (BM&F-LTN of 7.83%, CDI/Selic of 8.50%, IPCA pf 5.71%, IGP-DI of 4.83%, IGP-M of 4.92% e TJLP of 5.00%) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of March 28, 2013 and variation of the BM&FBOVESPA notional rate for National Treasury Bills (LTN) maturing on January 1, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

Interest rate and monetary variation risk	Risk	Baseline 03.31.2013	Projected scenarios - Dec.2013
			Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,139,153	68,066	51,139	34,224
Bonds and securities	Low CDI/SELIC	650,866	38,892	29,219	19,555
Collaterals and escrow accounts	Low CDI/SELIC	33,471	2,000	1,502	1,006
CRC transferred to the State of Paraná	Low IGP-DI	1,376,395	54,713	38,229	21,744
Receivables related to concession	Low IGP-M	2,711,818	109,656	76,579	43,502
Receivables related to the concession extension - RBNI	Low IPCA	821,709	30,372	18,865	7,359
Receivables related to the concession extension	Undefined (1)	160,217	-	-	-
		6,893,629	303,699	215,533	127,390
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,534,563	96,824	120,729	144,520
Eletrobrás - Finel	High IGP-M	110,921	903	1,175	1,448
Eletrobrás - RGR	No Risk (2)	110,156	-	-	-
Finep	High TJLP	41,589	1,550	1,935	2,318
BNDES - Copel Geração e Transmissão	High TJLP	211,069	7,867	9,819	11,765
Banco do Brasil – Transfer BNDES funds	High TJLP	169,122	6,303	7,867	9,427
Debentures	High CDI	1,029,552	64,960	80,998	96,960
		3,206,972	178,407	222,523	266,438
Expected effect in the result			125,292	(6,990)	(139,048)
(1) Risk assessment still requires ruling by the Granting Authority . (2) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.4     Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of March 31, 2013 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

35.4.5     Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

35.4.6     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation  - PEN 2012, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon  2013/2016,  and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth under the structural aspect, can be concluded that the planned expansion until 2016, retaining the timetables programmed in  PEN 2012,  average annual growth in the electricity load of up to 6.1 % p.y., approximately 77 GWmed in 2016 can be tolerated, compared to the 4.6% p.y. from the Reference Scenario, approximately  72 GWmed in the same year.  This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2014, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by Conselho Nacional de Política Energética - CNPE (risk of deficit not higher than 5%).

35.4.7     Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that the conditions for extension presented by the Ministry of Mines and Energy (MME), which represents the Granting Authority, were adequate in order to make the continuity of business within the standards required by ANEEL viable.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted the analyses of possible outcomes. In light of the scarcity of information provided by the Granting Authority and using the valuations obtained, it concluded that the renewal of the concessions of generation of its four power stations maturing between 2014 and 2015 was not viable: Rio dos Patos with 1.8 MW of installed capacity, Usina Governador Pedro Viriato Parigot de Souza with 260.0 MW of installed capacity, Mourão with 8.2 MW of installed capacity and Chopim with 1.8 MW of installed capacity. This decision aims at maintaining the Company’s current levels of profitability.

For the Transmission concessions, the conditions were maintained for the realization of investments arising from contingencies, upgrades, updates and renovations of structures and equipment that will occur upon recognition by ANEEL, and its authorization. The guarantee of reimbursement is given pursuant to REN 158 of May 23, 2008, not causing financial losses to the concessionaire.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted analyses and valuations opting for renewal for another 30 years, and thus contributed to the decrease in tariffs and to the making of tariffs more reasonable, preserving the current levels of the Company’s profitability.

Pursuant to the Law 12,783 on January 11, 2013, the distribution concession may be extended for another 30 years. The extension is offered to the concessionaire and its adhesion depends on the explicit acceptance of the following conditions: i) fixed income according to criteria established by ANEEL; and ii) submission to service quality standards set by ANEEL.

The request for extension of the distribution concession of Copel Distribuição was submitted to ANEEL on May 31, 2012, and ratified under Law 12,783. For compliance with the next expected steps, it now follows the calendar of events defined by the Granting authority.

Concession contracts with maturity dates

Maturity date of concessions/authorizations
Concessions - Copel Geração e Transm issão
Hydroelectric Pow er Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão (a) (b)	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi (c)	-
São Jorge	12.03.2024
Chopim I (a) (b)	07.07.2015
Rio dos Patos (a) (b)	02.14.2014
Cavernoso	01.07.2031
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (e)	01.16.2046
Authorization - Cavernoso II (e)	02.27.2046
Therm al Pow er Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Authorization - UEG Araucaria	12.22.2029
Wind Pow er Plant
Authorization - Palm as	09.28.2029
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (f)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (e)	10.05.2040
Contract 015/10 - Sub-station Cerquilho III (e)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (e)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (e)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (e)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (e)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (e)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (e)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (e)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (e)	08.26.2042
(a) Plant not renewed pursuant to Executiv e Act 579/2012 - Concessionaire's prerogativ e
(b) By the end of the concession the project will be of f ered f or competitiv e bidding
(c) In progress f or homologation f rom ANEEL
(d) at plants with capacity of less than 1 MW, only register with ANEEL
(e) Enterprise under construction
(f ) Concession renewed pursuant to Executiv e Act 579/2012

Maturity date of concessions/authorizations
Concession - Copel Distribuição
Contract 046/99 - Distribution Facilities (a) (b)	07.07.2015
Concession - Elejor
Contract 125/2001 - HPP Fundão e Santa Clara	10.24.2036
Authorization - Elejor
SHP Fundão I e SHP Santa Clara I	12.18.2032
Concession - Dona Francisca Energética
Contract 188/1998 - HPP Dona Francisca	08.27.2033
Concession - Com pagas	07.06.2024
(a) Sent on May 31, 2012 requesting extension of concession (b) Sent on October 11, 2012 ratif ication of the requesting extension of concession (PM 579/2012)

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

35.4.8     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

35.4.9     Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

		Consolidated
Derivative Financial Instruments	03.31.2013	12.31.2012
Future DI Daily Adjustments - assets	151	-
Future DI Daily Adjustments - liabilities	(14)	(40)
Current portion	137	(40)

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

•         For the period ended March 31, 2013, the result of operations with derivative financial instruments on the futures market was a gain of R$ 1,987 (loss of R$ 5,884 on March 2012).

•         Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as on March 31, 2013 corresponded to R$ 179,461 (R$ 192,900 as of December 31, 2012).

•         On March 31, 2013, a share of the Company’s federal bonds in the amount of R$ 9,691 (R$ 9,560 as of December 31, 2012), was deposited as collateral for transactions at BM&FBOVESPA S.A.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances as of March 31, 2013 and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 01, 2014.

Risk of derivative	Risk	Baseline 03.31.2013	Projected scenarios - Dec.2013
			Probable	Adverse	Remote

Financial assets (liabilities)
Derivative – assets	Increase in DI rate	151	(746)	(3,357)	(5,979)
Derivative – liabilities	Decrease in DI rate	(14)	42	(10)	(62)
		137	(704)	(3,367)	(6,041)
Expected effect in the result			(841)	(3,504)	(6,178)

35.5    Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Group’s capital structure is composed of:

a) net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b) own capital, defined as total equity.

Debt	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
				Restated
Loans and financing	982,334	999,827	2,236,591	2,250,878
Debentures	-	-	1,029,552	1,010,677
(-) Cash and cash equivalents and financial investm	12,248	29,464	1,206,096	1,459,217
(-) Bonds and securities	178	176	500,997	635,501
Net indebtedness	969,908	970,187	1,559,050	1,166,837
Shareholder's	12,486,064	12,118,939	12,757,354	12,383,445
Net indebtedness ratio	0.08	0.08	0.12	0.09

35.6    Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

35.7    Liquidity and interest table

The tables below denote the expected settlement amounts for each time period. The projections were made based on financial indicators underlying the respective financial instruments, as forecast by Brazilian Central Bank's Focus Report, which provides market analysts' average expectations for such indicators in the current year and next year. The indicators for 2014 were used from 2013 to the end of the projection period, except for the dollar, which is determined by US inflation.

Assets						Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
03.31.2013
Cash and cash equivalent	-	1,206,096	-	-	-	-	1,206,096
Derivatives	Future DI	151	-	-	-	-	151
Customers	0.72%	44,611	9,141	26,522	24,044	205	104,523
CRC transferred to the State of Paraná	6.65% p.y. + IGP-DI	13,590	27,180	124,218	747,192	1,756,141	2,668,321
Bonds and securities + exclusive funds	99.9% of CDI	264,168	5,045	127,247	280,653	-	677,113
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	107,246	107,246
Receivables related to concession	Note 9	13,198	26,803	123,088	3,131,664	1,640,726	4,935,479
Receivables related to the concession extension - RBNI	Note 10	37,188	71,673	313,722	505,243	-	927,826
Receivables related to the concession extension	Note 10	-	-	-	-	160,218	160,218
		1,579,002	139,842	714,797	4,688,796	3,664,536	10,786,973
12.31.2012
Cash and cash equivalent	-	1,459,217	-	-	-	-	1,459,217
Customers	0.82%	43,067	9,545	27,196	26,929	242	106,979
CRC transferred to the State of Paraná	6.65% p.y. + IGP-DI	13,590	27,180	122,309	741,098	1,816,788	2,720,965
Bonds and securities + exclusive funds	99.9% of CDI	418,397	6,475	55,263	228,648	99,768	808,551
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	111,120	111,120
Receivables related to concession	Note 9	16,894	33,813	155,717	3,124,323	2,606,367	5,937,114
Receivables related to the concession extension - RBNI	Note 10	44,775	76,713	317,723	608,838	-	1,048,049
Receivables related to the concession extension	Note 10	-	-	-	-	160,218	160,218
		1,995,940	153,726	678,208	4,729,836	4,794,503	12,352,213
(1) Effective interest rate - weighted average (2) WACC regulatory + rate of return from enterprise (3) National currency TR; Foreign currency: see Note 20

Liabilities							Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
03.31.2013
Loans and financing	Note 21	19,429	15,177	590,459	1,697,092	501,955	2,824,112
Debentures	Note 22	36,322	-	44,217	1,329,865	-	1,410,404
Derivatives	Future DI	14	-	-	-	-	14
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	4,040	8,080	37,366	229,221	2,027,459	2,306,166
Eletrobrás - Itaipu	Dolar	-	95,248	453,299	2,794,080	4,732,677	8,075,304
Petrobras - Compagas	100% of CDI	4,969	10,031	46,889	50,323	-	112,212
Other suppliers	-	704,294	135,044	802	35,797	-	875,937
Post employment benefits	7.46%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-M and IPCA	-	525,854	2,281,510	8,796,668	48,388,638	59,992,670
		798,013	847,325	3,715,051	16,456,179	64,748,676	86,565,244
12.31.2012
Loans and financing	Note 21	17,022	50,158	289,708	1,977,774	515,760	2,850,422
Debentures	Note 22	-	-	78,618	1,284,897	-	1,363,515
Derivatives	Future DI	40	-	-	-	-	40
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	4,040	8,080	36,858	225,955	2,043,351	2,318,284
Eletrobrás - Itaipu	Dolar	-	92,864	417,886	2,677,260	4,777,443	7,965,453
Petrobras - Compagas	100% of CDI	4,892	9,874	45,969	65,690	-	126,425
Other suppliers	-	756,890	152,854	875	35,126	-	945,745
Post employment benefits	7.30%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-M and IPCA	-	452,633	2,188,186	8,865,291	46,201,543	57,707,653
		811,829	824,354	3,318,609	16,655,126	62,636,044	84,245,962
(1) Effective interest rate - weighted average

35.8    Guarantees

The main guarantees put up for maintaining business and investing activities are invested in securities (Note 5.2) and in cash (Note 6).

36         Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 15 and Note 16.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of March 31, 2013, the outstanding debt was R$ 13,700 and R$ 8,103, respectively.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL.

Related parties / Nature of operation	Consolidated
	Assets		Liabilities		Results
	03.31.2013	12.31.2012	03.31.2013	12.31.2012	03.31.2013	03.31.2012
		Restated		Restated		Restated
Controlling shareholders
State of Paraná
Dividends payable (a)	-	-	79,539	79,539	-	-
"Luz Fraterna" program (b)	64,062	60,259	-	-	-	-
Remuneration and employ social security charges assigned	1,746	1,640	-	-	-	-
CRC (Note 8)	1,376,395	1,384,284	-	-	32,881	33,539
ICMS (Note 13.3)	113,216	110,096	169,255	209,570	-	-
Entities w ith significant influence
BNDES e BNDESPAR (d)
Financing (Note 21.5)	-	-	211,069	214,855	(3,295)	(101)
Dividends payable (d)	-	-	31,154	63,890	-	-
Petrobras (e)
Rental plant UTE Araucária (Note 34.2.b)	36,777	11,894	-	-	36,896	14,106
Supply and transport of gas (f)	374	293	-	-	7,632	1,578
Acquisition of gas for resale (f)	-	-	51,198	43,681	(62,221)	(49,777)
Advances to suppliers of Compagas (g)	12,520	12,666	-	-	-	-
Dividends payable by Compagas	-	-	1,208	1,208	-	-
Mitsui Gás e Energia do Brasil Ltda. (h)	-	-	1,208	1,208	-	-
Paineira Participações S.A. (i)	-	-	1,179	1,179	-	-
Jointly-controlled
Dom inó Holdings
Dividends receivable by Copel	17,986	17,986	-	-	-	-
Matrinchã Transm issora de Energia
Dividends receivable by Copel	20	-	-	-	-	-
Associates
Dona Francisca Energética S.A.
Purchase of energy (j)	-	-	5,599	6,045	(16,442)	(16,443)
Dividends receivable by Copel	78	78	-	-	-	-
Foz do Chopim Energética Ltda. (k)	135	135	-	-	405	390
Sercom tel S.A. Telecom unicações (l)	191	179	-	-	562	528
Key m anagem ent personnel
Fees and related charges (Note 31.3)	-	-	-	-	(3,152)	(2,721)
Pension plans and health care (Note 23)	-	-	-	-	(137)	(142)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(2,761)	(2,569)
Private pension and health plans (Note 23)	-	-	712,023	701,049	-	-
Lactec (m)	21,497	18,742	1,027	303	(2,538)	(849)

a)     In 2012, the total dividends proposed to the Government for the State of Paraná were the amounts of R$ 79,539.

b)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

c)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,720 as of March 31, 2013 and R$ 1,466 as of December 31, 2012.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares). Of the total proposed dividends to BNDESPAR, for fiscal year 2012, in the amount of R$ 63,890, was paid in advance during January 2013 the amount of R$ 32,736 (R$ 27,826 net of IRRF).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagas.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagas.

g)     Advance payments to suppliers of Compagas refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas management believes it will consume the accumulated gas volumes as of March 31, 2013 in the next fiscal years.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital. The balances refer to dividends payable by Compagas.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

k)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

l)      Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2013.

m)    The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,790, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

37         Insurance (not reviewed)

The specifications by type of risk and maturity dates for the Company’s main insurance is reported in Note 37 of the Annual Financial Statements as of December 31, 2012.

38         Compensation Account for “Part A”

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,296, of June 19, 2012, to adjust its supply tariffs as from June 24, 2012, by an average rate of -0.81%, with -0.11% that refers to the tariff adjustment index and -0.70% for the pertinent financial components, of which, CVA, represents a total of R$ (41,622), consisting of 2 parts: CVA being processed, for the tariff year 2011-2012, for the amount of R$ (42,525), and the balance to compensate for CVA from prior years for the amount of R$ 903. After the withdrawal of regulatory assets (CVA) granted in the previous year, the effect of this adjustment was an average decrease of 0.65% in customer tariffs.

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

Composition of balances for CVA

Consolidated	Current Assets		Noncurrent Assets
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
CVA recoverable tariff adjustm ent 2012
Charges for use of transmission system (basic grid)	7,090	14,181	-	-
CDE	2,928	5,856	-	-
Proinfa	2,783	5,565	-	-
Transport of energy purchased (Itaipu)	678	1,356	-	-
	13,479	26,958	-	-
CVA recoverable tariff adjustm ent 2013
CCC	5,724	1,626	1,908	1,626
Charges for use of transmission system (basic grid)	51,404	22,047	17,135	22,047
ESS	50,812	35,860	16,937	35,860
CDE	-	3,261	-	3,261
Proinfa	5,664	1,037	1,888	1,037
Transport of energy purchased (Itaipu)	1,988	1,297	663	1,297
	115,592	65,128	38,531	65,128
	129,071	92,086	38,531	65,128

Consolidated	Current liabilities		Noncurrent liabilities
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
CVA compensable tariff adjustment 2012
CCC	182	363	-	-
Energy purchased for resale (Itaipu)	8,936	17,871	-	-
ESS	9,491	18,982	-	-
Energy purchased for resale (CVA Energ)	4,839	9,679	-	-
	23,448	46,895	-	-

CVA compensable tariff adjustment 2013
Energy purchased for resale (Itaipu)	16,455	10,062	5,485	10,062
CDE	4,262	-	1,421	-
Energy purchased for resale (CVA Energ)	52,420	41,828	17,473	41,828
	73,137	51,890	24,379	51,890
	96,585	98,785	24,379	51,890

Changes in CVA

.	Balance as of 01.01.2013	Differ.	Amortiz.	Correction	Transf.	Balance as of 03.31.2013
Assets
CCC	3,252	4,288	-	92	-	7,632
Charges for use of transmission system (basic grid)	58,275	23,696	(7,394)	1,052	-	75,629
ESS	71,720	(5,061)	-	1,090	-	67,749
CDE	12,378	(6,268)	(3,054)	(128)	-	2,928
Proinfa	7,639	5,370	(2,902)	228	-	10,335
Transport of energy purchased (Itaipu)	3,950	17	(707)	69	-	3,329
	157,214	22,042	(14,057)	2,403	-	167,602
Current	92,086	6,557	(14,057)	1,860	42,625	129,071
Noncurrent - NC	65,128	15,485	-	543	(42,625)	38,531
Liabilities
CCC	363	-	(188)	7	-	182
Energy purchased for resale (Itaipu)	37,995	1,550	(9,321)	652	-	30,876
ESS	18,982	-	(9,901)	410	-	9,491
CDE	-	5,933	-	(250)	-	5,683
Energy purchased for resale (CVA Energ)	93,335	(16,115)	(5,052)	2,564	-	74,732
	150,675	(8,632)	(24,462)	3,383	-	120,964
Current	98,785	(12,772)	(24,462)	2,497	32,537	96,585
Noncurrent - NC	51,890	4,140	-	886	(32,537)	24,379

COMMENTS ON PERFORMANCE FOR THE PERIOD

(Amounts expressed in thousands of reais, except when stated otherwise)

1     Distribution lines

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of March 2013, the extension of the compact grids installed was 4,335 km (3,396 km at March 2012), the extension of the compact grids installed was 939 km in 12 months, a variation of 27.7%.

Isolated Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of March 2013, the extent of the installed secondary isolated distribution grids was 9,335 km (7,945 km in March 2012), representing an increase of 1,390 km in the previous 12 months, variation of 17.5%.

2     Energy Market

Market behavior - The energy generated by Copel during the first three months of 2013 was 4,898 GWh (4,780 GWh in the same period for 2012). The energy purchased from CCEAR (auctions) was 4,381 GWh (4,931 GWh in the same period for 2012) and from Itaipu it was 1,257 GWh (1,295 GWh in the same period for 2012), as demonstrated in the following flow chart:

Sale of energy (MWh) - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In MWh
	January to	January to	Variation
	March 2013	March 2012
Copel Distribuição
Captive market	5,775,592	5,911,878	-2.3%
Residential	1,725,502	1,653,904	4.3%
Industrial	1,601,546	1,835,394	-12.7%
Commercial	1,324,463	1,324,097	0.0%
Rural	572,096	553,103	3.4%
Others	551,985	545,380	1.2%
Concessionaries and perm ission holder	110,993	149,453	-25.7%
CCEE (MCP)	-	-	-
Total Copel Distribuição	5,886,585	6,061,331	-2.9%

Copel Geração e Transm issão
CCEAR (Copel Distribuição)	231,353	346,646	-33.3%
CCEAR (other concessionaries)	1,683,588	3,512,016	-52.1%
Free customers	1,009,477	318,793	216.7%
Bi-lateral contracts	1,478,052	249,090	493.4%
CCEE(MCP)	1,851,354	-	-
Sale MRE	628,327	900,518	-30.2%
Total Copel Geração e Transm issão	6,882,151	5,327,063	29.2%
Total	12,768,736	11,388,394	12.1%
P.S. Does not include energy available througt MRE (Mechanism for reallocation of energy)
CCEE(MCP): Electric Pow er Trade Chamber (Short term market)
CCEAR: Contracts for sale of Energy on Regulated Environment

Captive market of Copel Distribuição – The captive market decreased 2.3% and was responsible for the consumption of 5,776 GWh between January and March.

The residential segment consumed 1,726 GWh, up 4.3%, due mainly to the 3.4% increase in the number of residential consumers and the 0.9% increase in average consumption, due to rising incomes levels and the continued high levels of employment during the period. At the end of March, this segment accounted for 29.9% of Copel’s captive market, totaling 3,223,968 residential customers.

Consumption in the industrial segment dropped 12.7%, totaling 1,602 GWh in 1Q13. This result was mainly brought about by (i) the migration of large industrial customers to the free market, (ii) the decline in industrial production in industries such as printing and publishing, pulp and paper, oil refining and ethanol production, and (iii) by the lower number of working days in relation to the same period last year. At the close of the period, the industrial segment represented 27.7% of Copel’s captive market, with a total of 88,533 industrial customers.

The commercial class consumed 1,324 GWh and remained stable for the period, given that the rise in consumption resulting from the 2.7% increase in the number of customers was offset by the lower number of working days in relation to the same period last year. At the end of March, this segment represented 22.9% of Copel’s captive market, with a total of 330,281 customers.

The rural segment consumed 572 GWh and grew 3.4%, due to the strong performance of the agribusiness sector in Paraná at the start of 2013. At the end of March, this segment represented 9.9% of Copel’s captive market, with a total of 372,888 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 522 GWh, up 1.2% for the period. Taken together, these segments represented 9.6% of Copel’s captive market, totaling 54,569 customers at the end of the period.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in March 2013 was 4,070,268, representing an increase of 3.0% compared to the same month in 2012.

Class			Customers
	March 2013	March 2012	Variation
Residential	3,223,968	3,119,325	3.4%
Industrial	88,533	82,849	6.9%
Commercial	330,281	321,446	2.7%
Rural	372,888	377,079	-1.1%
Others	54,569	52,008	4.9%
Total Captive	4,070,239	3,952,707	3.0%
Free customers - Copel Geração e Transmissão	29	14	107.1%
Total	4,070,268	3,952,721	3.0%

3     Administration

Number of employees – At the end of March, 2013, Copel ended with a total of 9,436 employees distributed between the Company’s wholly owned subsidiaries and 156 employees distributed between companies controlled by Copel, as follows:

		Employees
	March 2013	March 2012
Ow ned subsidiaries
Copel Geração e Transmissão	1,818	1,863
Copel Distribuição	7,163	7,025
Copel Telecomunicações	455	504
	9,436	9,392
Subsidiaries
Compagas	138	130
Elejor	8	6
UEG Araucária	10	10
	156	146

4     Market relations

From January to March 2013, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 100%, of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of March 2013, the market value of Copel, considering quotations from all of the markets, was R$ 7,614,744.

Of the 69 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.53% and with a Beta index of 0.41. In the IEE portfolio (Index for the Energy Sector), Copel participated with 6.43%.Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 0.97%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 24.99 and the preference shares at R$ 30.93, recording negative variations de 0.83% e 2.43%, respectively. During the same period the IBOVESPA reported a negative variation of 7.55%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 15.47 with a variation of 0.78%. During the same period the DOW JONES index reported a variation of 11.25%.

On the LABITEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 97% of the floors, closing the quarter quoted at € 11.90 representing a variation of 2.41%. During the same period the LABITEX All Shares reported a negative variation of 1.16%.

The following table summarizes the behavior of Copel's shares in the first three-month in 2013:

Share performance - January to March 2013	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	1,629	28	124,611	2,112
Quantity	1,356,300	22,988	31,435,600	532,807
Volume (R$ thousand)	33,518	568	961,345	16,294
Presence on ex changes	59	100%	59	100%
Nyse
Quantity	6,323	316	17,777,363	296,289
Volume (US$ thousand)	77	4	274,489	4,575
Presence on ex changes	20	33%	60	100%
Latibex
Quantity	-	-	80,932	1,349
Volume (€ thousand)	-	-	934	16
Presence on ex changes	-	-	60	97%

5     Tariffs

Energy Supplies

In March 2013, the average tariff for energy supply was R$ 205.68 /MWh representing an decrease of 15.6% compared to March of the previous year.

The average tariffs for energy supply are presented in the following table:

Average supply tariffs (a)			R$/MWh
	March 2013	March 2012	Variation
Residential	242.54	299.49	-19.0%
Industrial (b)	191.08	211.24	-9.5%
Commercial	217.61	263.58	-17.4%
Rural	146.89	177.02	-17.0%
Others	169.45	206.18	-17.8%
	205.68	243.60	-15.6%
(a) Witho ut ICMS
(b) Does not inclued free customers

Purchasing Energy

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for purchase of energy			R$/MWh
	March 2013	March 2012	Variation
Itaipu(1)	109.51	96.83	13.1%
Auction CCEAR 2006 - 2013	99.16	92.97	6.7%
Auction CCEAR 2007 - 2014	138.79	132.76	4.5%
Auction CCEAR 2008 - 2015	117.19	111.75	4.9%
Auction CCEAR 2010 - H30	157.90	150.39	5.0%
Auction CCEAR 2010 - T15(2)	167.19	159.24	5.0%
Auction CCEAR 2011 - H30	162.11	154.40	5.0%
Auction CCEAR 2011 - T15(2)	184.34	175.58	5.0%
Auction CCEAR 2012 - T15(2)	165.37	157.51	5.0%
Bilaterals	169.01	160.12	5.6%
ANGRA	133.11	-	-
CCGF(3)	30.07	-	-
Santo Antonio	100.48	-	-
Jirau	71.37	-	-
Others Auctions(4)	160.01	155.56	2.9%
Total	121.99	109.37	11.5%
(1) Furnas transpo rt charge no t included.
(2) Average auction price restated according to the IPCA inflation index. The price comprises in fact three compo nents: a fixed component, avariable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
(3) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/13.
(4) Products average price.

Supply of power

Copel’s main tariffs for the supply of energy are presented in the following table:

Sales to Distributors Average Tariff			R$/MWh
	March 2013	March 2012	Variation
Auction - CCEAR 2006-2013	98.42	93.27	5.5%
Auction - CCEAR 2007-2014	109.93	104.37	5.3%
Auction - CCEAR 2008-2015	116.50	110.66	5.3%
Auction - CCEAR 2009-2016	133.03	126.40	5.2%
Auction - CCEAR 2011-2040	151.81	-	-
Concession holders in the State of Paraná	135.25	132.46	2.1%

6     Economic Financial Results

Income (Note 30)

At March, 2013, the net income from sales and services reached R$ 2,380,410, an increase of 17.6% compared to the amount of R$ 2,024,638 registered to March 2012.

This variation was due mainly to the following factors:

a)     26.8% increase in the revenue from electric power supply principally due to change in the charges structure as from January 24, 2013, where the electricity charges account for, for this period, a greater percentage in relation to the charges for the use of the distribution system - tusd;

b)    the 72.1% increase in revenue from “electricity sales to distributors”, due to the strategy of allocation of more power to the short-term market;

c)     decrease in the availability of the electrical network by 31.5% deriving primarily from: (i) change in the charges structure as from January 24, 2013, where tusd accounts for, for this period, a lower percentage in relation to the electricity charges; and (ii) the extension of the transmission concession agreement;

d)    increase of R$75,997 in the Revenue from Construction. The Company records revenues related to construction services or infrastructure improvement used in the rendering of distribution and electricity transmission services, which total R$181,191 in March 2013 and R$105,194 million for the same period in 2012.  Corresponding expenditures are recognized in the statement of income for the period, such as construction cost, as incurred; and

e)     the 93.5% increase in “other operating revenues”, mainly caused by higher revenue from the lease of the Araucária thermal plant, due to its dispatch in the first quarter of 2013.

Operational costs and expenses (Note 31)

At the end of March 2013, total operational costs and expenses amounted to R$ 1,881,951, which represented an increase of 19.1% compared to the R$ 1,580,032 registered in the same period for 2012. The main highlights are as follows:

a)     39.5% increase in the account Electricity acquired for resale especially due to (i) the increase in the Price for Settlement of Difference (PLD) in 2013 and (ii) greater amount of electricity acquired at the Electric Power Trading Chamber - CCEE;

b)    11.7% decrease in Charges for the use of the electrical network owing primarily to the lower amount of industry charges due to the extension of the transmission concession, offset by the increase in the National Grid's Service Charge - ESS, due to the thermoelectric power plants' decision;

c)     6.3% increase in relation to the same period in 2012 in the Personnel and Management account balance, especially reflecting the salary adjustment, as per collective bargaining agreement;

d)    5.8% increase in the Pension Fund and Welfare Plans mainly due to the effects arising from the actuarial assessment, which was performed by an actuary engaged to perform such calculations;

e)     71.2% decrease in provisions and reversals mainly due to reversals occurred in tax provisions, civil provisions and administrative law provisions; and

f)     the 12.0% increase in “other costs and expenses” was due to higher leasing and rental expenses and higher losses from the deactivation and sale of assets.

Financial results (Note 32)

The increase on financial results totaled R$ 58,623 as a result of the remeasurement of the fair value of Copel Distribuição’s financial assets, due to changes in useful life estimates, pursuant to ANEEL Resolution 474/12, reducing financial expenses in March 2013.

Lajida

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 664,907 in March 2013, 10.43% greater than that reported for the same period of the previous year, as demonstrated below:

Calculation of Lajida/Ebitda		Consolidated
	03.31.2013	03.31.2012
		Restated
Net income for the period	398,656	319,745
Deferred IRPJ and CSLL	(69,357)	(36,832)
Provision for IRPJ and CSLL	262,667	193,330
Financial expenses (income), net	(73,899)	(15,276)
Lajir/Ebit	518,067	460,967
Depreciation and amortization	146,841	141,144
Lajida/Ebitda	664,908	602,111
Net operational results - ROL	2,380,410	2,024,638
Ebitda% (Ebitda ÷ ROL)	27.9%	29.7%

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	CARLOS HOMERO GIACOMINI Maurício Borges Lemos Jose Richa Filho Paulo Procopiak de Aguiar Marco Aurelio Rogeri Armelin Natalino das Neves NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman:	CARLOS HOMERO GIACOMINI
Members:	JOSE RICHA FILHO Paulo Procopiak de Aguiar
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Full Members:	nELSON lEAL jUNIOR JOSÉ TAVARES DA SILVA NETO gUSTAVO hENRIQUE fABRICIO CARLOS EDUARDO PARENTE DE O. ALVES
Alternate Members:	OSNI RISTOW ROBERTO BRUNNER gILMAR mENDES lOURENÇO bRUNO cABRAL bERGAMASCO fLAVIO jARCZUN kAC
BOARD OF DIRECTORS
Chief Executive Officer	Lindolfo Zimmer
Chief Corporate Management Officer	Yára Christina Eisenbach
Chief Distribution Officer	Vlademir Santo Daleffe
Chief Engineering Officer	Jorge Andriguetto Junior
Chief Financial and Investor Relations Officer	Luiz Eduardo da Veiga Sebastiani
Chief Generation,Transmission and Telecommunications Officer	Jaime de Oliveira Kuhn
Chief Environment and Corporate Citizenship Officer	Jonel Nazareno Iurk
Chief Legal Officer	jULIO jACOB jUNIOR
Chief New Energy Officer	HENRIQUE JOSÉ TERNES NETO
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO
INFORMATION ON THIS REPORT rsustentabilidade@copel.com	Fone: +55 (41) 3331-4051
Information	Fones: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba - PR

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended  March 31, 2013, which include the statement of financial position at March 31, 2013 and related statements of income and comprehensive income, changes in equity and cash flows for the three-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial statements in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit.  Therefore, we do not express an audit opinion.

Qualified opinion on the separate interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Qualified opinion on the consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the three-month period ended March 31, 2013, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Emphasis

Restatement of corresponding amounts

As per Note 3, due to changes in the accounting policy as a result of the effectiveness of CPC 33 (R1) and IAS 19 – Employee Benefits  and CPC 19 (R2) and IFRS 11 - Business combination, the corresponding amounts, individual and consolidated, related to the statement of financial position for the year ended December 31, 2012, and the corresponding interim financial statements related to the statements of income, comprehensive income, changes in shareholders' equity, cash flows and value added (supplementary information), for the three-month period ended March 31, 2012, presented for comparison purposes, have been adjusted and are restated herein as established in CPC 23 and IAS 8 – Accounting Policies, Changes in Estimates and Error Rectification and CPC 26 (R1) and IAS 1 – Presentation of the financial statements. Our conclusion remains unchanged with respect to the aforementioned matter.

Curitiba, May 14, 2013

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original signed in Portuguese

José Luiz Ribeiro de Carvalho

CRC 1SP141128/O-2-S-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 27, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.